UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_____	No	X

TELECOM ARGENTINA S.A.

TABLE OF CONTENTS

Item

1.          English translation of the (i) Unaudited Condensed Consolidated Financial Statements of Telecom Argentina S.A., and (ii) Telecom Argentina S.A.´s Operating and Financial Review and Prospects as of September 30, 2020

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of
September 30, 2020

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$76.18 = US$1 as of September 30, 2020

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND 2019

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		September 30,	December 31,
ASSETS	Note	2020	2019
Current Assets
Cash and cash equivalents	2	21,092	31,284
Investments	2	18,097	524
Trade receivables	3	16,064	20,746
Other receivables	4	6,104	5,613
Inventories	5	3,076	3,928
Total current assets		64,433	62,095
Non-Current Assets
Trade receivables	3	56	101
Other receivables	4	1,572	2,058
Deferred income tax assets	13	336	358
Investments	2	1,997	2,597
Goodwill	6	226,285	226,407
Property, plant and equipment	7	289,846	300,828
Intangible assets	8	95,055	100,953
Right of use assets	9	13,272	11,616
Total non-current assets		628,419	644,918
TOTAL ASSETS		692,852	707,013
LIABILITIES
Current Liabilities
Trade payables	10	33,708	39,087
Financial debt	11	37,063	43,144
Salaries and social security payables	12	11,094	12,156
Taxes payables	14	3,373	4,051
Dividends payables	2	160	-
Leases liabilities	15	3,455	3,227
Other liabilities	16	1,590	2,023
Provisions	17	3,402	1,457
Total current liabilities		93,845	105,145
Non-Current Liabilities
Trade payables	10	3,055	2,880
Financial debt	11	134,825	142,730
Salaries and social security payables	12	798	1,053
Deferred income tax liabilities	13	71,829	64,270
Taxes payables	14	7	17
Leases liabilities	15	6,114	4,490
Other liabilities	16	1,193	1,860
Provisions	17	4,821	5,660
Total non-current liabilities		222,642	222,960
TOTAL LIABILITIES		316,487	328,105
EQUITY
Equity attributable to Controlling Company		370,734	373,076
Equity attributable to non-controlling interest		5,631	5,832
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	20	376,365	378,908
TOTAL LIABILITIES AND EQUITY		692,852	707,013

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-1

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except loss per share in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2020	2019	2020	2019
Revenues	21	67,022	72,555	208,220	218,182
Employee benefit expenses and severance payments	22	(12,380)	(13,753)	(38,668)	(41,544)
Interconnection and transmission costs		(2,722)	(2,380)	(7,675)	(6,970)
Fees for services, maintenance, materials and supplies	22	(7,057)	(8,498)	(21,848)	(23,530)
Taxes and fees with the Regulatory Authority	22	(5,088)	(5,541)	(15,771)	(17,090)
Commissions and advertising		(3,953)	(4,456)	(11,501)	(13,031)
Cost of equipment and handsets	22	(2,500)	(3,112)	(7,236)	(10,240)
Programming and content costs		(3,966)	(5,475)	(13,645)	(16,453)
Bad debt expenses	3	(2,114)	(1,849)	(7,883)	(5,940)
Other operating expenses	22	(4,302)	(3,715)	(9,538)	(10,676)
Depreciation, amortization and impairment of fixed assets	22	(19,147)	(18,487)	(55,062)	(53,036)
Operating income		3,793	5,289	19,393	19,672
Earnings from associates	2	139	(533)	372	(279)
Debt financial expenses	23	(6,938)	(35,416)	(20,669)	(32,499)
Other financial results, net	23	3,882	8,381	7,435	12,881
Income (loss) before income tax expense		876	(22,279)	6,531	(225)
Income tax expense	13	(4,236)	(5,409)	(7,780)	(17,122)
Net loss for the period		(3,360)	(27,688)	(1,249)	(17,347)

Attributable to:
Controlling Company		(3,523)	(27,823)	(1,645)	(17,680)
Non-controlling interest		163	135	396	333
		(3,360)	(27,688)	(1,249)	(17,347)

Loss per share attributable to Controlling Company - Basic and diluted	1.d	(1.64)	(12.92)	(0.76)	(8.21)

See Note 22 for additional information on operating expenses per function.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2020	2019	2020	2019

Net loss for the period	(3,360)	(27,688)	(1,249)	(17,347)

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	130	2,279	(762)	(676)
NDF effects classified as hedges	47	(114)	(301)	(492)
Income Tax effects on NDF classified as hedges	(23)	54	73	128
Other comprehensive income (loss), net of tax	154	2,219	(990)	(1,040)

Total comprehensive loss for the period	(3,206)	(25,469)	(2,239)	(18,387)

Attributable to:
Controlling Company	(3,303)	(26,227)	(2,362)	(18,678)
Non-controlling interest	97	758	123	291
	(3,206)	(25,469)	(2,239)	(18,387)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves
	Outstanding shares - Capital nominal value (1)	Treasury shares - Capital nominal value (1) (2)	Inflation adjust- ment	Treasury shares acquisition cost (2)	Contri- buted Surplus	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for capital invest- ments	Facultative (3)	Facultative reserve for future dividends payments	Other compre- hensive results	Other deferred	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
Balances as of January 1, 2019	2,154	15	83,369	(3,376)	239,564	4,261	1,835	6,208	21,318	20,665	(1,415)	(669)	50,641	424,570	6,071	430,641
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019:
- Reserves constitutions	-	-	-	-	-	500	-	-	27,690	11,852	-	-	(40,042)	-	-	-
- Dividends	-	-	-	-	-	-	-	-	-	(10,192)	-	-	(10,599)	(20,791)	-	(20,791)
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(313)	(313)
Capital Reduction	-	(11)	(878)	2,422	-	-	-	-	-	-	-	-	(1,533)	-	-	-
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual (5)	-	-	-	-	-	-	-	-	-	-	-	(140)	-	(140)	-	(140)
Increase in Tuves shareholding (6)	-	-	-	-	-	-	-	-	-	-	-	43	-	43	(116)	(73)
Comprehensive income:
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	-	-	(17,680)	(17,680)	333	(17,347)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(998)	-	-	(998)	(42)	(1,040)
Total Comprehensive (loss) income	-	-	-	-	-	-	-	-	-	-	(998)	-	(17,680)	(18,678)	291	(18,387)

Balances as of September 30, 2019	2,154	4	82,491	(954)	239,564	4,761	1,835	6,208	49,008	22,325	(2,413)	(766)	(19,213)	385,004	5,933	390,937

Balances as of January 1, 2020	2,154	-	82,202	-	239,564	4,761	1,835	6,208	46,421	1,912	(3,617)	(796)	(7,568)	373,076	5,832	378,908
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020:
- Absorption of negative Retained earnings	-	-	-	-	-	-	-	(2,191)	(5,335)	-	-	-	7,526	-	-	-
- Reserves reallocation	-	-	-	-	(12,351)	-	-	(4,017)	12,351	4,017	-	-	-	-	-	-
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(324)	(324)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment (5)	-	-	-	-	-	-	-	-	-	-	-	20	-	20	-	20
Comprehensive income:
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	-	-	(1,645)	(1,645)	396	(1,249)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(717)	-	-	(717)	(273)	(990)
Total Comprehensive (loss) income	-	-	-	-	-	-	-	-	-	-	(717)	-	(1,645)	(2,362)	123	(2,239)

Balances as of September 30, 2020	2,154	-	82,202	-	227,213	4,761	1,835	-	53,437	5,929	(4,334)	(776)	(1,687)	370,734	5,631	376,365

(1) As of September 30, 2020 and 2019 total shares were issued and fully paid. As of September 30, 2019, 3,784,720 were treasury shares.

(2) As of September 30, 2019 corresponds to 3,784,720 shares of $1 argentine peso of nominal value each, equivalent to 0.18% of total capital.

(3) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(4) Corresponds to non-controlling interest of Núcleo.

(5) On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors. This transaction has an impact of $120 in Other deferred under Equity Attributable to Controlling Shareholders in the unaudited consolidated financial statements.

(6) On May 10, 2019, Núcleo executed a stock purchase agreement with TU VES, a company incorporated under the laws of the Republic of Chile, owner of 30% of Tuves Paraguay, of 211,848 Series B registered ordinary shares, representing the mentioned 30% stockholding in TUVES Paraguay. After the CONATEL approval, on September 4, 2019, Núcleo effectively acquired the mentioned shares. This operation represents a transaction between the controlling and non-controlling shareholders in the unaudited consolidated financial statements. For this reason, the non-controlling interest as of September 30, 2019 and the difference between the purchase price, amounting to $43 as of September 30, 2019 (in current currency as of September 30, 2020) was recorded in “Other deferred” within Net Equity attributable to controlling shareholders as of such date, in accordance with IFRS 10.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Nine-month periods ended September 30,
	Note	2020	2019
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(1,249)	(17,347)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		7,852	9,675
Depreciation of property, plant and equipment	7	43,712	42,283
Amortization of intangible assets	8	7,205	7,723
Amortization of rights of use assets	9	3,865	2,999
Earnings from associates	2.a	(372)	279
Disposals of fixed assets and consumption of materials		392	299
Financial results and others		17,092	30,252
Income tax expense	13	7,780	17,122
Income tax paid (*)		(1,138)	(1,847)
Net (increase) decrease in assets	2.b	(5,302)	2,851
Net decrease in liabilities	2.b	(8,053)	(18,073)
Total cash flows provided by operating activities		71,784	76,216
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(32,747)	(42,563)
Intangible asset acquisitions		(1,437)	(1,518)
Acquisition of interest of Tuves		-	(74)
Proceeds from dividends	2.b	46	201
Proceeds from the sale of property, plant and equipment and intangible assets		-	1
Investments not considered as cash and cash equivalents		(13,055)	5,935
Total cash flows used in investing activities		(47,193)	(38,018)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	40,127	66,127
Payment of financial debt	2.b	(57,544)	(36,804)
Payment of interests and related expenses	2.b	(15,731)	(7,720)
Payments of leases liabilities		(2,956)	(2,398)
Payment of cash dividends	2.b	(158)	(20,516)
Total cash flows used in financing activities		(36,262)	(1,311)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(11,671)	36,887
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		31,284	12,964
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		1,479	1,456
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		21,092	51,307

(*)	Nine-month periods ended September 30
	2020	2019
Corresponding to Controlling Company – tax withholdings	(1,074)	(1,566)
Corresponding to subsidiaries	(64)	(281)
	(1,138)	(1,847)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND 2019 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

F-6

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/CV Berazategui/Cable Imagen/Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

BYMA (Bolsas y Mercados Argentinos) / NYSE: Buenos Aires Stock Exchange and New York Stock Exchange, respectively.

Cablevisión: Company merged by absorption into Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DNU (Decreto de Necesidad y Urgencia): Decree of Need and Urgency.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fixed Assets: PP&E, Intangible Assets and Right of Use Assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine Government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Gain (Loss) of the changes in the purchasing power of the Argentine peso.

Roaming: charges from the use of networks of other national and international operators.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

TMF Administration Trust / TMF Trust: Administration Trust – Telecom Argentina’s refinancing plan agreed with TMF Trust Co.

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC): a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, Argentine peso amounts are stated in millions.

F-7

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) that adopted IFRS as issued by the IASB, also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the 2019 annual consolidated financial statements, which can be consulted at the Company’s website (https://institucional.telecom.com.ar/inversores). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina's direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investments	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
TMF Trust	Administration Trust	Uruguay	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)   Includes the 100% interest in Telemas S.A. which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of September 30, 2020 (see item e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of September 30, 2020, were approved by resolution of the Board of Directors’ meeting held on November 9, 2020.

b)	Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;
•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;
•	the consolidated statements of comprehensive income include the net income (loss) of the period included in the consolidated income statement and all components of other comprehensive income;

F-8

TELECOM ARGENTINA S.A.

•	the consolidated statements of changes in equity have been prepared showing separately (i) net income (loss) of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (owners and non-controlling interest) if corresponds;
•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

c)	Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles established in the IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the "Services rendered in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other abroad segments".

F-9

TELECOM ARGENTINA S.A.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the nine-month periods ended September 30, 2020 and 2019:

❑	Consolidated Income Statement as of September 30, 2020

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	177,666	17,128	194,794	13,004	1,274	14,278	(852)	208,220
Operating costs without depreciation, amortization and impairment of fixed assets	(113,782)	(11,806)	(125,588)	(8,225)	(804)	(9,029)	852	(133,765)
Adjusted EBITDA	63,884	5,322	69,206	4,779	470	5,249	-	74,455
Depreciation, amortization and impairment of fixed assets	(22,958)	(28,593)	(51,551)	(3,048)	(463)	(3,511)	-	(55,062)
Operating income	40,926	(23,271)	17,655	1,731	7	1,738	-	19,393

Earnings from associates								372
Debt financial expenses								(20,669)
Other financial results, net								7,435
Income before income tax expense								6,531
Income tax expense								(7,780)
Net loss								(1,249)

Attributable to:
Controlling Company								(1,645)
Non-controlling interest								396
								(1,249)

❑	Consolidated Income Statement as of September 30, 2019

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	129,511	75,349	204,860	9,074	5,374	14,448	(1,126)	218,182
Operating costs without depreciation, amortization and impairment of fixed assets	(85,337)	(51,288)	(136,625)	(6,266)	(3,709)	(9,975)	1,126	(145,474)
Adjusted EBITDA	44,174	24,061	68,235	2,808	1,665	4,473	-	72,708
Depreciation, amortization and impairment of fixed assets	(18,092)	(31,583)	(49,675)	(2,023)	(1,338)	(3,361)	-	(53,036)
Operating income	26,082	(7,522)	18,560	785	327	1,112	-	19,672

Earnings from associates								(279)
Debt financial expenses								(32,499)
Other financial results, net								12,881
Loss before income tax expense								(225)
Income tax expense								(17,122)
Net loss								(17,347)

Attributable to:
Controlling Company								(17,680)
Non-controlling interest								333
								(17,347)

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below (in current currency as of September 30, 2020):

i)     Sales revenues from customers located in Argentina amounted to $194,040 and $203,740 during the nine-month periods ended September 30, 2020 and 2019, respectively; while sales revenues from foreign customers amounted to $14,180 and $14,442 during the nine-month periods ended September 30, 2020 and 2019, respectively.

ii)    CAPEX corresponding to the segment “Services rendered in Argentina” amounted to $31,196 and $50,579 during the nine-month periods ended September 30, 2020 and 2019, respectively; while CAPEX corresponding to the segment “Other abroad segments” amounted to $3,784 and $4,657 during the nine-month periods ended September 30, 2020 and 2019, respectively.

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TELECOM ARGENTINA S.A.

iii)   PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Services rendered in Argentina” amounted to $600,508 and $615,413 as of September 30, 2020 and as of December 31, 2019, respectively; while PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Other abroad segments” amounted to $23,950 and $24,391 as of September 30, 2020 and as of December 31, 2019, respectively.

iv)   Financial Debt corresponding to the segment “Services rendered in Argentina” amounted to $166,745 and $180,863 as of September 30, 2020 and as of December 31, 2019, respectively; while Financial Debt corresponding to the segment “Other abroad segments” amounted to $5,143 and $5,011 as of September 30, 2020 and as of December 31, 2019, respectively.

d)	Net income per share

Basic earnings per share are calculated by dividing the net income (loss) attributable to owners of the Parent Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares issued and common shares to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings (loss) per share amounts are the same.

For the nine-month periods ended September 30, 2020 and 2019, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)	Financial reporting in hyperinflationary economies

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/2018).

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services, does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/2002, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18, the CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. Therefore, these unaudited financial statements are restated in current currency of September 30, 2020.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

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TELECOM ARGENTINA S.A.

The table below shows the evolution of these indexes in the last two years and as of September 30, 2020 and 2019 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

	As of December 31, 2018	As of September 30, 2019	As of December 31, 2019	As of September 30, 2020

National Consumer Price Index (December 2016=100)	184.26	253.71	283.44	346.62

Variation in Prices
Annual	47.6%	53.7%	53.8%	36.6%
Accumulated 3 years	147.8%	159.9%	183.2%	194.7%
Accumulated 3 months since June 2019 / 2020	n/a	12.5%	n/a	7.7%
Accumulated 9 months	n/a	37.7%	n/a	22.3%

Banco Nación US$/$ exchange rate	37.70	57.59	59.89	76.18

Variation in the exchange rate
Annual	102.1%	n/a	58.9%	n/a
Accumulated 3 months since June 2019 / 2020	n/a	35.6%	n/a	8.1%
Accumulated 9 months	n/a	52.8%	n/a	27.2%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2019. The main financial results related to foreign currency exchange and accrued interest are determined in real terms, excluding the inflationary effect contained therein.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS. DIVIDENDS PAYABLE

a)	Cash and cash equivalents and Investments

	September 30,	December 31,
Cash and cash equivalents	2020	2019
Cash and Banks	7,863	2,101
Time deposits	2,632	860
Mutual funds	10,104	28,323
Government bonds at fair value	493	-
Total cash and cash equivalents	(a) 21,092	31,284
Investments
Current
Government bonds at fair value	15,848	363
Government bonds at amortized cost	414	161
Mutual funds	1,109	78
Time deposits	784	-
Allowance for credit risk (b)	(58)	(78)
Total current investments	18,097	524
Non- current
Government bonds at amortized cost	408	2,418
Investments in associates (c)	1,747	1,375
2003 Telecommunications Fund	1	1
Allowance for credit risk (b)	(159)	(1,197)
Total non-current investments	1,997	2,597

(a)	As of September 30, 2020, includes $3,499 (equivalent to US$46.1 million) transferred to the TMF Company Administration Trust (See Note 11).
(b)	Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.
(c)	Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 09.30.2020	Valuation as of 12.31.2019
Ver T.V. S.A. (1)	Cable television station	Argentina	49.00	1,033	761
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable television station	Argentina	50.10	391	309
La Capital Cable S.A. (1) (2)	Closed-circuit television	Argentina	50.00	316	298
Other minor investments in associates at equity method				7	7
Total				1,747	1,375

(1)   Data about the issuer arise from extra-accounting information.

(2)   Direct and indirect interest.

(3)   Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

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TELECOM ARGENTINA S.A.

Earnings information:

	Three-months periods ended September 30,		Nine-months periods ended September 30,
	2020	2019	2020	2019
Ver T.V. S.A.	102	(425)	272	(246)
Teledifusora San Miguel Arcángel S.A.	32	(131)	82	(64)
La Capital Cable S.A.	5	23	18	31
Total	139	(533)	372	(279)

Movements in the allowance of current credit risk are as follows:

	September 30,
	2020	2019
At the beginning of the fiscal year	(78)	-
Additions – Exchange differences	(47)	-
Additions – Risk of doubtful government bonds results	-	(1,429)
Reclassifications	(547)	-
Uses (includes RECPAM)	614	-
At the end of the period	(58)	(1,429)

Movements in the allowance of non-current credit risk are as follows:

	September 30,
	2020	2019
At the beginning of the fiscal year	(1,197)	-
Additions – Exchange differences	(225)	-
Additions – Risk of doubtful government bonds results	-	(1,872)
Reclassifications	547	-
Uses (includes RECPAM)	716	-
At the end of the period	(159)	(1,872)

Restructuring of Government Bonds

In April 2020, the PEN, through Decree No. 391/2020 and the Government of the Province of Buenos Aires, established a restructuring of certain National and Provincial Government Bonds issued under foreign law through the invitation to lenders to exchange those bonds for others, subject to new issuance conditions.

Furthermore, the exchange offer for the restructuring of foreign currency-denominated government bonds issued under argentine law was approved in August 2020.

In May, July and August 2020, the Company submitted several exchange offers of its bonds portfolio that could be exchanged, in accordance with the established conditions and procedures provided to each case.

The exchange of the National and Provincial Bonds issued under foreign and argentine laws took place in early September 2020. As of the date of these unaudited consolidated financial statements, the exchange of the Province of Buenos Aires Government Bonds was still pending.

.

As of September 30, 2020, the bonds received by the Company as part of the exchange process have been disclosed under “Government bonds at fair value”.

Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the period with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank and short-term highly liquid investments (with a maturity of three months or less). Bank overdrafts are disclosed in the statement of financial position as current financial debt and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom and its subsidiaries.

Changes in assets/liabilities components:

	September 30,
Net (increase) decrease in assets	2020	2019
Trade receivables	(3,697)	4,380
Other receivables	(1,838)	(1,652)
Inventories	233	123
	(5,302)	2,851
Net decrease in liabilities
Trade payables	(4,720)	(11,293)
Salaries and social security payables	(1,308)	(833)
Taxes payables	516	(725)
Other liabilities and provisions	(2,541)	(5,222)
	(8,053)	(18,073)

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TELECOM ARGENTINA S.A.

Main Financing activities components

The following table presents the main financing activities components:

	September 30,
	2020	2019
Bank overdrafts	-	6,880
Notes	16,495	27,520
Bank and other financial entities loans	21,088	30,695
Loans for purchase of equipment	2,544	1,032
Total financial debt proceeds	40,127	66,127
Bank overdrafts	(6,317)	(1)
Notes	(8,443)	(2,844)
Bank and other financial entities loans	(41,246)	(33,959)
Loans for purchase of equipment	(1,538)	-
Total payment of debt	(57,544)	(36,804)
Bank overdrafts	(3,283)	(1,187)
Notes	(4,497)	(1,101)
Bank and other financial entities loans	(6,636)	(6,720)
By NDF, purchase of equipment and others	(1,315)	1,288
Total payment of interest and related expenses	(15,731)	(7,720)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

PP&E and intangible assets acquisition financed with trade payables	15,738	18,256
Income tax payments cancelled with other tax receivables	49	-
Trade receivables offset with government bonds	420	-

Proceeds from dividends

Brief information on dividends proceeds by the Company is provided below:

Nine-months periods ended September 30,	Paying company	Proceeds from dividends
		Currency of the transaction date	Current currency as of September 30,2020
2020	Ver TV	30	32
	TSMA	12	14
		42	46
2019	Ver TV	92	149
	TSMA	28	44
	La Capital Cable	5	8
		125	201

Cash dividends from the Company and its subsidiaries

Brief information on cash dividends paid by the Company and its subsidiaries is provided below:

			Distributed amount			Dividends
Nine-months periods ended September 30,	Paying company	Distribution month	Currency of the transaction date	Current currency as of September 30,2020	Payment month	paid in current currency as of September 30, 2020
2020	Núcleo	April 2020	295	324	May 2020	158
			295	(a) 324		158
2019	Telecom	April 2019	6,300	10,599	May 2019	9,946
		August 2019	7,045	10,192	August 2019	10,192
	Núcleo	April 2019	201	313	May 2019	378
			13,546	21,104		20,516

(a)     The second installment, amounting to $160 (equivalent to 14,625 million of Guaraníes, considering the exchange rate of September 30,2020) was paid in October 2020.

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TELECOM ARGENTINA S.A.

Additional information required by IAS 7

	Balances as of December 31, 2019	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of September 30, 2020
Bank overdrafts	11,874	(6,317)	-	(1,703)	3,854
Securities’ caution - principal	377	(281)	-	(96)	-
Bank and other financial entities loans – principal	85,829	(19,877)	-	5,695	71,647
Notes – principal	49,558	8,052	-	(2,599)	55,011
NDF	458	(1,096)	-	1,375	737
Loans for purchase of equipment	5,124	1,006	-	45	6,175
Accrued interests and related expenses	32,654	(14,791)	10,200	6,401	34,464
Total current and non-current financial debt (Note 11)	185,874	(33,304)	10,200	9,118	171,888

	Balances as of December 31, 2018	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and Others	Balances as of September 30, 2019
Bank overdrafts	4,282	6,879	-	(1,108)	10,053
Bank and other financial entities loans – principal	88,803	(3,264)	-	9,750	95,289
Notes – principal	30,244	24,676	-	(2,534)	52,386
NDF	187	(1,009)	-	1,097	275
Loans for purchase of equipment	3,911	1,032	-	387	5,330
Accrued interests and related expenses	21,779	(9,154)	9,498	14,326	36,449
Total current and non-current financial debt	149,206	19,160	9,498	21,918	199,782

b)	Dividends payable

	September 30,	December 31,
	2020	2019
ABC Telecomunicaciones	160	-
Total dividends payable	160	-

NOTE 3 – TRADE RECEIVABLES

	September 30,	December 31,
Current	2020	2019
Ordinary receivables	25,274	26,301
Contractual asset IFRS 15	66	147
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	135	167
Allowance for doubtful accounts	(9,411)	(5,869)
	16,064	20,746
Non-current
Ordinary receivables	49	65
Contractual asset IFRS 15	7	36
	56	101
Total trade receivables, net	16,120	20,847

Movements in the allowance for current doubtful accounts are as follows:

	September 30,
	2020	2019
At the beginning of the fiscal year	(5,869)	(4,983)
Additions – Bad debt expenses	(7,883)	(5,940)
Uses and currency translation adjustments (includes RECPAM)	4,341	5,121
At the end of the period	(9,411)	(5,802)

NOTE 4 – OTHER RECEIVABLES

	September 30,	December 31,
Current	2020	2019
Prepaid expenses	1,920	1,437
Tax credits	3,343	2,320
Financial NDF	-	199
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	156	141
Receivables from sale of customer relationship	23	28
Other	734	1,530
Allowance for other receivables	(72)	(42)
	6,104	5,613

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TELECOM ARGENTINA S.A.

	September 30,	December 31,
Non-current	2020	2019
Prepaid expenses	223	267
Tax credits	859	1,051
Regulatory receivables (Núcleo)	243	254
Receivables from sale of customer relationship	41	76
Other	206	410
	1,572	2,058
Total other receivables	7,676	7,671

Movements in the allowance for other receivables are as follows:

	September 30,
	2020	2019
At the beginning of the year	(42)	(29)
Increases	(43)	(12)
Decreases (includes RECPAM)	13	-
At the end of the period	(72)	(41)

NOTE 5 – INVENTORIES

	September 30,	December 31,
	2020	2019
Mobile handsets and others	2,144	2,757
Radio equipment and others	-	1
Fixed telephones and equipment	17	81
Inventories for construction projects	1,215	1,374
Subtotal	3,376	4,213
Allowance for obsolescence of inventories	(300)	(285)
	3,076	3,928

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,
	2020	2019
At the beginning of the year	(285)	(251)
Additions	(34)	(29)
Decreases (includes RECPAM)	19	23
At the end of the period	(300)	(257)

NOTE 6 – GOODWILL

	September 30,	December 31,
	2020	2019
Argentina	225,139	225,139
Abroad (1)	1,146	1,268
	226,285	226,407

(1)  The decrease in the amounts with respect to balance as of December 31, 2019 corresponds to temporary currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	September 30,	December 31,
	2020	2019
PP&E	292,490	303,649
Valuation allowance for obsolescence and impairment of materials	(1,786)	(1,840)
Impairment of PP&E	(858)	(981)
	289,846	300,828

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment of PP&E) are as follows:

	September 30,
	2020	2019
At the beginning of the year	303,649	284,111
CAPEX	33,541	53,718
Currency translation adjustments	(735)	471
Net carrying value of decreases and consumption of materials	(253)	(165)
Depreciation of the period	(43,712)	(42,283)
At the end of the period	292,490	295,852

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TELECOM ARGENTINA S.A.

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	September 30,
	2020	2019
At the beginning of the year	(1,840)	(675)
Additions / Recoveries	50	(382)
Currency translation adjustments	4	-
At the end of the period	(1,786)	(1,057)

Movements in the impairment of PP&E are as follows:

	September 30,
	2020	2019
At the beginning of the year	(981)	(626)
Additions	(215)	(11)
Uses	338	-
At the end of the period	(858)	(637)

NOTE 8 – INTANGIBLE ASSETS

	September 30,	December 31,
	2020	2019
Intangible assets	100,796	106,629
Impairment	(5,741)	(5,676)
	95,055	100,953

Movements in Intangible assets (without considering impairment of Intangible assets) are as follows:

	September 30,
	2020	2019
At the beginning of the year	106,629	114,923
CAPEX	1,439	1,518
Currency translation adjustments	(67)	72
Amortization of the period	(7,205)	(7,723)
At the end of the period	100,796	108,790

Movements in Impairment of intangible assets are as follows:

	September 30,
	2020	2019
At the beginning of the year	(5,676)	(3,055)
Additions	(65)	-
At the end of the period	(5,741)	(3,055)

NOTE 9 – RIGHT OF USE ASSETS

	September 30,	December 31,
	2020	2019
Leases rights of use	12,314	10,578
Indefeasible right of use	701	729
Asset Retirement Obligation	257	309
	13,272	11,616

Movements in right of use assets are as follows:

	September 30,
	2020	2019
At the beginning of the year	11,616	1,067
Incorporation by adoption of IFRS 16	-	8,427
CAPEX	5,719	4,794
Net carrying value of decreases	(139)	(135)
Currency translation adjustments	(59)	58
Amortization of the period	(3,865)	(2,999)
At the end of the period	13,272	11,212

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TELECOM ARGENTINA S.A.

NOTE 10 – TRADE PAYABLES

	September 30,	December 31,
Current	2020	2019
Suppliers and commercial accruals	32,794	38,010
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	914	1,077
	33,708	39,087
Non-current
Suppliers and commercial accruals	3,055	2,880
	3,055	2,880
Total trade payables	36,763	41,967

NOTE 11 – FINANCIAL DEBT

	September 30,	December 31,
Current	2020	2019
Bank overdrafts – principal	3,854	11,874
Securities’ caution - principal	-	377
Bank and other financial entities loans – principal	6,837	16,508
Notes – principal	11,295	-
NDF	721	441
Loans for purchase of equipment	2,108	1,834
Accrued interest and related expenses	12,248	12,110
	37,063	43,144
Non-current
Notes – principal	43,716	49,558
Bank and other financial entities loans – principal	64,810	69,321
NDF	16	17
Loans for purchase of equipment	4,067	3,290
Accrued interest and related expenses	22,216	20,544
	134,825	142,730
Total financial debt	171,888	185,874

Most of the financial loans subscribed by the Company contain standard compliance ratios for this kind of agreements. As of September 30, 2020, Telecom has complied with them.

During the nine-month period ended September 30, 2020, the Company made some loan renegotiations, which were accounted for, following the guidelines of IFRS 9. In cases in which the exchange between an existing borrower and lender of debt instruments were under substantially different terms or in cases of a substantial modification of the terms of an existing financial liability, considering both quantitative and qualitative factors, we have recognized a cancellation of the original liability and recognition of the new liability. Otherwise, the original liability has not been canceled, but was considered refinanced, modifying its valuation in relation to the new terms and conditions.

Recent developments of financial debt as of the date of these unaudited consolidated financial statements are detailed below:

Global Programs for the issuance of Notes

Telecom Argentina

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company has issued the following Series of Notes:

Series 3 and 4 in Argentine Pesos

On January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes in two series for a total amount of nominal value of $1,500, that can be increased to $5,000. The amount of the Notes finally issued and its main characteristics are detailed below:

Series 3

Issuance date: January 31, 2020.

Amount involved: $3,196,524,154 Argentine pesos.

Expiration Date: January 31, 2021.

 Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate and Payment Date: It bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 4.75%). Interest will be paid quarterly and the last interest payment date will be maturity date.

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TELECOM ARGENTINA S.A.

Series 4

Issuance date: January 31, 2020.

Amount involved: $1,200,229,180 Argentine pesos.

Expiration Date: July 31, 2021.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate and Payment Date: It bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 5.25%). Interest will be paid quarterly and the last interest payment date will be maturity date.

The Company received a disbursement for a total amount of $4,374, since $23 corresponding to debt issuance expenses were deducted from the initial disbursement (amounts in currency of the transaction date).

Class 5 Notes – Foreign currency financial debt renegotiation

Within the framework of continuous optimization of terms, rates and structure of its financial debt, on August 6, 2020, the Company has refinanced part of its financial debt through the issuance of Class 5 Notes, which main characteristics are detailed below:

a) Class 5 Notes

Issuance date: August 6, 2020.

Amount involved: US$388.9 million (approximately $28,273 as of the date of issuance), of which US$253.5 million correspond to instruments to be integrated in non-cash assets through the exchange of Class “A” Notes as described in item b) below and US$135.4 million correspond to instruments to be integrated in cash.

Expiration Date: August 6, 2025.

Amortization: Capital will be settled as follows: 3% on February 6, 2023, 30% on August 6, 2023, 33% on August 6, 2024 and 34% on August 6, 2025.

Interest rate and Payment Date: It bears interest semiannually from the Issuance Date until the Maturity Date, at an annual fixed rate of 8.50%. Interests will be paid semiannually, being the last interest payment date the corresponding to the Maturity Date.

Integration Options: Class 5 Notes may be integrated, at the investor's choice, in cash (US$) or in non - cash assets through the exchange of Class “A” Notes with maturity date in 2021. Net cash proceeds of Class 5 Notes were applied to the cancellation of the loan with Deutsche Bank AG, London Branch, mentioned in item c) below. Class “A” Notes delivered for the non – cash assets subscription of Class 5 Notes have been settled by the Company.

b) Outstanding Class “A” Notes at fixed annual rate maturing in 2021

On July 7, 2020, the Company started the public offering placement process of Class 5 Notes, with the purpose of refinancing Class “A” Notes and the loan with Deutsche Bank AG, London Branch mentioned in point c) below, jointly with a request for consent for the amendment of certain terms and conditions of Class “A” Notes. Class “A” Notes holders’, who chose to deliver these Notes for the non-cash assets subscription of Class 5 Notes, received for each US$1,000 of Class “A” Notes delivered to the Company: i) US$700 of capital of Class 5 Notes; and ii) US$320 in cash (see point a) of section “Agreement with the TMF Trust Company” below).

According to the offer, the nominal value of Class “A” Notes delivered to the Company for the integration in non – cash assets of Class 5 Notes amounted to US$362.2 million, representing approximately 77.74% of total outstanding Class “A” Notes, which were settled and retired. As a result, the remaining nominal value of outstanding Class “A” Notes amounts to US$103.7 million.

c) Deutsche Bank Loan

On November 8, 2018, the Company acknowledged the acceptance of a loan facility (increased on November 14, 2018) by Deutsche Bank AG, London Branch, as organizer of a syndicate of banks, for a total amount of US$300 million.

On August 6, 2020, the Company fully settled the bank loan with Deutsche Bank AG, London Branch, which it total outstanding capital amounted to US$187.5 million, including interest accrued at that date and related expenses, with cash obtained from the subscription of Class 5 Notes previously mentioned and the payment in cash made by the Trust (see point b) of section “Agreement with the TMF Trust Company” below).

As a result of this financial debt renegotiation, the Company recorded a loss of $2,394, that is included in “Financial debt renegotiation results” item, included in Financial Results.

Núcleo

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 amended its bylaws in order to adapt them to the regulations of the securities market, becoming Núcleo in a Public Limited Company (SAE).

F-19

TELECOM ARGENTINA S.A.

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of Notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of such date) under the conditions that are defined by the Board of Directors in each series.

On February 5, 2019, the National Securities Commission of Paraguay authorized the Program, under Resolution N° 11E/19.

Under such Program, Núcleo issued a new Series of Notes with the following conditions:

Series III

Issuance date: March 12, 2020.

Amount involved: 100,000,000,000 of Guaraníes (approximately $948 as of the date of issuance).

Expiration Date: March 11, 2025

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 8.75%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be at the maturity date.

Bank and other financing entities loans

IFC (International Finance Corporation) Loan

On July 5, 2016, Personal, company merged by absorption into Telecom, accepted an offer from the International Finance Corporation (IFC, member of the World Bank Group) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing. On October 5, 2016 Personal and the IFC entered into a loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in 8 equal half-yearly installments since the 30th month, , bearing interest at LIBOR 6 month + 400bp.

On March 4, 2019, the Company and IFC entered into a new loan agreement for a total amount of up to US$450 million, as requested in a timely manner by the Company in one or more disbursements (the "Loan"). The Loan consisted of a tranche “A”, a tranche “B-1”, a tranche “B-2”, a tranche “B-3” and a tranche “B-4” which accrue compensatory interest payables semiannually for periods that are due at an annual rate equivalent to LIBOR plus the following spreads: 4.85% in the case of Tranche A, Tranche B-2 and Tranche B-4, and 4.60% in the case of Tranche B-1 and Tranche B-3. Likewise, the capital will be payable as follows: Tranche A, Tranche B-2, and Tranche B-4 in eight equal and consecutives semi-annual installments since February 2021 and final maturity in August 2024 and Tranche B-1 and Tranche B-3 in six equal and consecutive semi-annual installments since February 2021 and final maturity in August 2023.

On September 22, 2020, the Company refinanced those loans and agreed to change the amortization schedule of all capital maturities that would take place during the last quarter of 2020 and 2021, by deferring the 85% of them for a term ranging between 24 and 48 months, and pre-cancelling the remaining 15% jointly with accrued interests and other related expenses (see point c) of section “Agreement with the TMF Trust Company” below). As a result of this renegotiation, the Company recognized a loss of $469 that is included in “Financial debt renegotiation results” item, within Financial Results.

As of September 30, 2020, an amount of US$480.7 million remained unpaid (equivalent to $36,623).

Inter-American Development Bank (“IDB”) Loan

On April 7, 2017, Personal, company merged by absorption into Telecom and ICC (member of the IDB Group) entered into a loan agreement for a total amount of US$100 million maturing in September 2022, payable in 8 equal semi-annual installments since the 24th month, bearing interest at LIBOR 6 month + 400bp.

In addition, on May 29, 2019 the Company and IDB Invest entered into a loan agreement for a total amount of up to US$300 million. On February 4, 2020 the Company and IDB Invest executed a supplement to the original loan agreement for a total amount of US$125 million, consisting of the following: i) a first tranche of US$50 million maturing on November 15, 2023 bearing interest at LIBOR plus 4.6%, payable in 8 consecutive semiannual installments since May 2020, and ii) a second tranche of US$75 million maturing on November 15, 2022 bearing interest at LIBOR plus a variable spread of 7% to 7.75%, payable in 6 consecutive semiannual installments since May 2020. The Company received a disbursement for a total amount of US$123.4 million, since US$1.6 million, corresponding to debt issuance expenses, were deducted from the initial disbursement. On April 7, 2020, the Company received a new disbursement for a total amount of US$25 million maturing on November 15, 2022. The Company received US$24.6 million since US$0.4 million corresponding to debt issuance expenses were deducted.

F-20

TELECOM ARGENTINA S.A.

On September 22, 2020, the Company refinanced those loans and agreed to change the amortization schedule of all capital maturities that would take place during the last quarter of 2020 and 2021, by deferring 85% of them for a term ranging between 24 and 66 months, and pre-cancelling the remaining 15% jointly with accrued interests and other related expenses (see point d) of section “Agreement with the TMF Trust Company” below). As a result of this renegotiation, the Company recognized a loss of $222 that is included in “Financial debt renegotiation results” item, within Financial Results.

As of September 30, 2020, an amount of US$292.2 million remained unpaid (equivalent to $22,263).

Agreement with TMF Trust Company

To be able to meet the requirements arising from the renegotiation of financial debts carried out by the Company, which involves significant payments in cash, on July 15, 2020 the Company entered into a trust agreement with TMF Trust Company (Uruguay), in its capacity as trustee, for the provision of funds and the administration of those payments.

According to the above-mentioned, by the end of July 2020, the Company disbursed to the Trust a total amount of US$273 million. As of the date of issuance of these unaudited consolidated financial statements, the Trust has made the following payments in cash:

a.	An amount of US$120.2 million to the holders of Class “A” Notes to pay the cash consideration for refinancing the Class “A” Notes, including accrued interests at the date of settlement and related expenses.
b.	An amount of US$62.4 million as a partial payment of the settlement of the loan with Deutsche Bank loan AG, including accrued interests at the date of settlement and related expenses.
c.	An amount of US$30.9 in accordance with the terms of the amendments of the loans signed with IFC, including accrued interests, prepayment premiums and other amounts due.
d.	An amount of US$13.4 in accordance with the terms of the amendments of the loans signed with IDB, including accrued interests, prepayment premiums and other amounts due.

As of September 30, 2020, maintains US$46.1 million, equivalent to $3,499, which are included as cash and cash equivalents in these unaudited consolidated financial statements.

On November 5, 2020, the Trust Administration Committee notified the Trustee that the trust ended, since the purpose of the Trust was fulfilled, its purpose was finished and pending expenses in charge of the Trust were paid. Also, according to its contractual terms, the Trustee was instructed to proceed to transfer the remaining Trust Assets in accordance with the instructions provided by the Trust Administration Committee, after deducting a minimum amount to face future termination and settlement expenses of the Trust. On that date, the Trust transferred, as remaining Trust Assets, US$45.5 million Treasury Bonds of the United States to the subsidiary Televisión Dirigida in compliance with pre-existing obligations.

Pre-cancellation of Term Loan

On October 17, 2018, Telecom had requested a disbursement of US$500 million in relation to the loan agreement with Citibank, N.A., HSBC Mexico, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders and organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for a term of 48 months.

On February 12, 2020, Telecom proceeded to a partial pre-cancellation of the loan paying US$50.3 million (US$50 million of capital and US$0.3 million of interest). In addition, on March 30, 2020, Telecom proceeded to a partial pre-cancellation of the loan paying US$60.8 million (US$60 million of capital and US$0.8 million of interest).

As of September 30, 2020, an amount of US$140.4 million remained unpaid (equivalent to $10,699).

Banco Macro Loan

On March 16, 2020 the Company subscribed a loan agreement with Banco Macro S.A for a total amount of $4,000. Total capital will be settled by one payment at maturity date, which will be on September 16, 2021. The loan bears interest that will be paid in a quarterly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 6.75%.

As of September 30, 2020, an amount of $4,028 remained unpaid.

Banco ICBC Loan

On April 13, 2020 the Company subscribed a loan agreement with Banco ICBC S.A for a total amount of $975. Total capital will be settled by one payment at maturity date, which will be on April 13, 2021. The loan bears interest in a monthly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 9.75%.

As of September 30, 2020, an amount of $988 remained unpaid.

F-21

TELECOM ARGENTINA S.A.

Banco Galicia Loan

On May 4, 2020 the Company subscribed a loan agreement with Banco Galicia S.A for a total amount of $2,000. Total capital will be settled by one payment at maturity date, which will be on April 29, 2021. The loan bears interest that will be paid in a quarterly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 7.75%.

As of September 30, 2020, an amount of $2,110 remained unpaid.

Other loans

a)	On January 7, 2020 the Company proceeded to the total cancellation of a loan with Bank Macro, by paying US$4.6 million (US$4.4 million of capital and US$0.2 million of interest).

b)	On February 6, 2020 the Company proceeded to the total cancellation of a loan with Bank Itaú for financing imports, by paying US$1.08 million (US$1.07 million of capital and US$0.01 million of interest).

c)	On June 18, 2020 the Company proceeded to the total cancellation of a loan with Bank Galicia, by paying US$8.97 million (US$8.43 million of capital and US$0.54 million of interest).

Loans for purchase of equipment

Finnvera

On May 7, 2019, the Company submitted a proposal for an export credit line for a total amount of up to US$96 million to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent and ECA bank, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which was accepted on the same date. The line of credit is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

On March 5, 2020, the Company received a disbursement for a total amount of US$10.5 million. This loan will be payable in 13 consecutive semiannual installments from November 2020 with maturity date in November 2026 and accrues an interest rate equivalent to LIBO plus 1.04%.

On June 18, 2020, the Company received a disbursement for a total amount of US$6.8 million. This loan will be payable in 13 consecutive semiannual installments from November 2020 with maturity date in November 2026 and accrues an interest rate equivalent to LIBO plus 1.04%.

As of September 30, 2020, an amount of US$62.3 million remained unpaid (equivalent to $4,749).

Cisco Systems Capital Corporation

The Company has debt agreements related to purchase equipment financing with Cisco. During the nine-month period ended September 30, 2020 the Company received from Cisco Systems Capital Corporation, additional financing amounting to approximately US$31.7 million under these agreements. Such agreements have an average maturity term of fifty months with partial repayments and accrue an average annual interest of 4%.

As of September 30, 2020, an amount of US$86.3 million remained unpaid (equivalent to $6,576).

Fair Value of Financial Debt

As of September 30, 2020, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	76,632	65,639
Other financial debts	95,256	92,997
	171,888	158,636

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	September 30,	December 31,
Current	2020	2019
Salaries, annual complementary salaries, vacation and bonuses	8,833	9,003
Social security payables	1,679	2,272
Termination benefits	582	881
	11,094	12,156
Non-current
Termination benefits	798	1,053
	798	1,053
Total salaries and social security payables	11,892	13,209

F-22

TELECOM ARGENTINA S.A.

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	September 30,	December 31,
	2020	2019
Tax carryforward	(6,189)	(10,505)
Allowance for doubtful accounts	(2,776)	(1,851)
Provisions	(2,071)	(1,870)
PP&E and Intangible assets	65,160	63,495
Cash dividends from foreign companies	544	630
Income tax inflation adjustment effect	18,003	15,098
Other deferred tax liabilities (assets), net	(308)	(21)
Total deferred tax liabilities, net	72,363	64,976
Actions for recourse tax receivable	(870)	(1,064)
Total deferred tax liability, net	(*) 71,493	63,912

Net deferred tax assets	(336)	(358)
Net deferred tax liabilities	71,829	64,270

(*) Includes $21 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of September 30, 2020, the Company and some subsidiaries have a cumulative tax carryforward of approximately $24,756, that calculated considering the statutory income tax rate, represents a deferred tax asset of approximately $6,189.

The detail of the maturities of estimated tax carryforward is disclosed below:

Company	Tax carryforward generation year	Tax carryforward amount as of 09.30.2020	Tax carryforward expiration year
Inter Radios	2015	3	2020
Inter Radios	2017	2	2022
Inter Radios	2018	2	2023
Telemás (*)	2019	452	2024
Telecom Argentina	2018	6,906	2023
Telecom Argentina	2019	17,391	2024
		24,756

(*) This company is consolidated in the financial statements of Adesol.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Nine-month period ended September 30,
	2020	2019
	Profit (loss)
Pre-tax income	6,531	(225)
Non-taxable items - Earnings from associates	(372)	279
Non-taxable items – Costs valuation differences of foreign investments	(5,901)	-
Non-taxable items – Other	(666)	(465)
Restatement in current currency of Equity, goodwill and other	37,918	69,088
Subtotal	37,510	68,677
Weighted statutory income tax rate	24.56%	24.86%
Income tax expense at weighted statutory tax rate	(9,212)	(17,073)
Deferred tax liability restatement in current currency and other	12,172	11,664
Income tax inflation adjustment	(10,634)	(11,639)
Income tax on cash dividends of foreign companies	(106)	(74)
Income tax expense	(7,780)	(17,122)

Current tax expense	(147)	(192)
Deferred tax expense	(7,633)	(16,930)

F-23

TELECOM ARGENTINA S.A.

NOTE 14 –TAXES PAYABLES

	September 30,	December 31,
Current	2020	2019
Income tax (*)	78	43
Other national taxes	2,635	3,136
Provincial taxes	280	367
Municipal taxes	380	505
	3,373	4,051
Non- current
Provincial taxes	7	17
	7	17
Total taxes payables	3,380	4,068

(*) The breakdown is as follows:

	September 30,	December 31,
	2020	2019
Núcleo	71	8
Adesol	1	33
Telecom USA	4	-
AVC Continente Audiovisual	1	1
Cable Imagen	1	1
	(a) 78	43

(a)     Includes $1 corresponding to currency translation adjustments of initial foreign subsidiaries balances.

NOTE 15 – LEASES LIABILITIES

	September 30,	December 31,
	2020	2019
Current
Argentina	3,175	2,869
Abroad	280	358
	3,455	3,227
Non- current
Argentina	5,333	3,689
Abroad	781	801
	6,114	4,490
Total leases liabilities	9,569	7,717

NOTE 16 – OTHER LIABILITIES

	September 30,	December 31,
Current	2020	2019
Deferred revenues on prepaid calling cards	981	869
Deferred revenues on connection fees and international capacity leases	154	161
Deferred revenues on construction projects	9	45
Customer loyalty program	4	351
Compensation for directors and members of the Supervisory Committee	66	94
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	3	3
Other	373	500
	1,590	2,023
Non-current
Deferred revenues on connection fees and international capacity leases	219	320
Pension benefits	500	400
Customer loyalty program	-	576
Other	474	564
	1,193	1,860
Total other liabilities	2,783	3,883

F-24

TELECOM ARGENTINA S.A.

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2019	Additions			Decreases (iii)	Balances as of September 30, 2020
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	1,457	2,040	-	817	(912)	3,402
Total current provisions	1,457	2,040	-	817	(912)	3,402
Non- Current
Provisions	4,886	229	422	(817)	(639)	4,081
Asset retirement obligations	774	-	179	-	(213)	740
Total non-current provisions	5,660	229	601	(817)	(852)	4,821

Total provisions	7,117	2,269	601	-	(iv) (1,764)	8,223

(i)	$2,363 charged to Other operating expenses and ($94) charged to Other comprehensive income.
(ii)	Charged to Other finance costs, net, interest for provisions line item.
(iii)	Includes RECPAM.
(iv)	Includes ($743) of payments of provisions.

	Balances as of December 31, 2018	Additions			Decreases (iii)	Balances as of September 30, 2019
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	1,399	234	-	847	(1,238)	1,242
Total current provisions	1,399	234	-	847	(1,238)	1,242
Non- Current
Provisions	5,592	939	1366	(847)	(2,099)	4,951
Asset retirement obligations	932	1	213	-	(295)	851
Total non-current provisions	6,524	940	1,579	(847)	(2,394)	5,802

Total provisions	7,923	1,174	1,579	-	(iv) (3,632)	7,044

(i)	$1,169 charged to Other operating expenses and $5 charged to Other comprehensive income.
(ii)	Charged to Other finance costs, net, interest for provisions line item.
(iii)	Includes RECPAM.
(iv)	Includes ($1,119) of payments of provisions.

Possible Contingencies

Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). The precautionary measure ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 successive resolutions were published in the Official Gazette based on Resolution 50/10 that regulated the prices that Cablevision (a company merged by absorption into Telecom) should charge in monthly basis fees to users. These resolutions were challenged and suspended due to the aforementioned injunction. However, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

In September 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC. Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

F-25

TELECOM ARGENTINA S.A.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Federal Court No. 2 of Mar del Plata in which declared the unconstitutionality of certain sections of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against that resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government filed an appeal, which grant o denial is being analyzed by the Court of Appeals of Mar del Plata.

These unaudited consolidated financial statements should be read considering the circumstances described and the decisions made based on these unaudited consolidated financial statements should consider the potential impact that such circumstances may have on the Company and its subsidiaries.

“Proconsumer” lawsuit on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal, a company merged by absorption into Telecom, claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011.It demands the reimbursement to certain customers – Abono Fijo - of an amount of a period of two months since the alleged inconsistencies of the plaintiff.

The Company answered the complaint and asserted a defense to dismiss for lack of jurisdiction. The Supreme Court of Justice of the Nation rejected the defense and ordered that the case continued being heard by the commercial court.

The settlement agreement reached by the parties to put an end to the lawsuit was confirmed on October 8, 2020.

Claims of some Content Providers to the Company

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, some companies required and obtained precautionary measures against Personal, in order to avoid the decision of not renewing the agreements, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship. As of the date of these unaudited consolidated financial statements, there are no precautionary measures in force.

NOTE 18 – ADDITIONAL INFORMATION

Aging of assets and liabilities as of September 30, 2020

Date due	Cash and cash equivalents	Investments	Trade receivables	Other receivables	Deferred income tax assets
Total due	-	-	7,855	14	-
Not due
Fourth quarter 2020	21,092	17,099	7,622	3,812	-
First quarter 2021	-	861	357	336	-
Second quarter 2021	-	16	141	1,678	-
Third quarter 2021	-	121	89	264	-
October 2021 thru September 2022	-	169	56	1,170	-
October 2022 thru September 2023	-	58	-	91	-
October 2023 and thereafter	-	22	-	67	-
Not due date established	-	1	-	244	336
Total not due	21,092	18,347	8,265	7,662	336
Total	21,092	18,347	16,120	7,676	336

Balances bearing interest	3,125	17,237	1,112	-	-
Balances not bearing interest	17,967	1,110	15,008	7,676	336
Total	21,092	18,347	16,120	7,676	336

Average annual interest rate (%)	(a)	(b)	(c)	-	-

F-26

TELECOM ARGENTINA S.A.

Date due	Trade payables	Financial debt	Salaries and social security payables	Other taxes payables	Dividends payables	Leases liabilities	Other liabilities	Deferred income tax liabilities
Total due	2,509	-	-	-	-	-	-	-
Not due
Fourth quarter 2020	30,358	4,408	5,629	3,294	160	1,737	1,203	-
First quarter 2021	581	10,628	2,914	5	-	654	111	-
Second quarter 2021	190	13,463	2,436	72	-	529	172	-
Third quarter 2021	70	8,564	115	2	-	535	104	-
October 2021 thru September 2022	2,374	32,108	376	7	-	2,750	236	-
October 2022 thru September 2023	335	43,846	222	-	-	1,173	173	-
October 2023 and thereafter	346	58,871	200	-	-	2,191	784	-
Not due date established	-	-	-	-	-	-	-	71,829
Total not due	34,254	171,888	11,892	3,380	160	9,569	2,783	71,829
Total	36,763	171,888	11,892	3,380	160	9,569	2,783	71,829

Balances bearing interest	-	137,123	-	17	-	-	-	-
Balances not bearing interest	36,763	34,765	11,892	3,363	160	9,569	2,783	71,829
Total	36,763	171,888	11,892	3,380	160	9,569	2,783	71,829

Average annual interest rate (%)	-	(d)	-	18	-	-	-	-

(a)     $1,852 are assets in foreign currency bearing interests at annual rates between 0.01% and 1.50% and $1,273 are assets in Argentine pesos bearing interests at annual rates between 26.06% and 30.02%

(b)     $14,648 are assets in foreign currency bearing interests at annual rates between 3.75% and 12.50% and $2,589 are assets in Argentine pesos bearing interests at annual rates between 23% and 34.15%.

(c)     $991 bear interests at annual rate of 47% and $121 bear interests at annual rate of 36%.

(d)     Liabilities in Argentine pesos bear interests at annual rates between 32.43% and 41.69%. The remaining liabilities are liabilities in U.S. dollars bearing interests at annual rates between 1.68% and 8.50% and liabilities in Guaraníes bearing interests at an average annual rate of 8.20%.

Foreign currency financial assets and liabilities

Financial assets and liabilities denominated in foreign currencies as of September 30, 2020 and December 31, 2019 are the following:

	09.30.2020	12.31.2019
	In equivalent millions of Argentine pesos
Assets	23,768	38,461
Liabilities	(188,260)	(206,817)
Net Liabilities	(164,492)	(168,356)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of September 30, 2020 amounting to US$175 million, therefore the net liability not hedged amounts to approximately US$1,983 million at that date.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of September 30, 2020 and December 31, 2019 is as follows:

	As of September 30, 2020
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	16,954	866	(37,597)	(260)
Offsetting	(834)	(51)	834	51
Current and non-current assets (liabilities) – Booked value	16,120	815	(36,763)	(209)

	As of December 31, 2019
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	21,043	1,985	(42,163)	(418)
Offsetting	(196)	(62)	196	62
Current and non-current assets (liabilities) – Booked value	20,847	1,923	(41,967)	(356)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that it is intended to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

NOTE 19 – COMMITMENTS

The Company has entered into various purchase orders with domestic and foreign suppliers amounting to approximately $51,982 as of September 30, 2020 (of which $17,945 corresponds to PP&E commitments), primarily related to the supply of switching equipment, inventory, external wiring, infrastructure agreements and other service agreements.

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TELECOM ARGENTINA S.A.

NOTE 20 – EQUITY

Equity includes:

	September 30,	December 31,
	2020	2019
Equity attributable to Controlling Company	370,734	373,076
Equity attributable to non-controlling interest	5,631	5,832
Total equity (*)	376,365	378,908

(*) Additional information is given in the consolidated statements of changes in equity.

As of September 30, 2020 and December 31, 2019, the total capital stock of Telecom Argentina amounted to $2,153,688,011 Argentine pesos, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,051,575
Class “C”	113,178
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class “B” Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom was held on April 28, 2020 and was attended remotely, according to the provisions of CNV Resolution No. 832/2020, as free movement of people is restricted, limited or banned, as a consequence of the state of health emergency provided by PEN Decree No. 297/2020 and subsequent regulations. The mentioned Shareholders’ meeting was attended by video conference through Cisco Webex. Such Ordinary and Extraordinary Shareholders’ meeting decided, among other issues, the following:

(a)	To approve the Annual Report and the financial statements of Telecom as of December 31, 2019;

(b)	To approve the Board of Directors’ proposal expressed in current currency of March 31, 2020 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/2018, consisting of the following absorption of the $6,633,713,897 Argentine pesos negative Retained earnings as of December 31, 2019 ($7,525,346,092 Argentine pesos in current currency as of September 30, 2020): (i) $1,931,029,240 Argentine pesos ($2,190,577,341 Argentine pesos in current currency as of September 30, 2020) from the “Voluntary Reserve for capital investments”; (ii) $4,702,684,657 Argentine pesos ($5,334,768,751 Argentine pesos in current currency as of September 30, 2020) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency”; and (iii) $10,887,950,778 Argentine pesos ($12,351,391,560 Argentine pesos in current currency as of September 30, 2020) to be reclassified from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to “Contributed surplus”;

(c)	To approve the reversal of the “Voluntary Reserve for capital investments” ($3,541,443,368 Argentine pesos expressed in current currency of April 30, 2020 using the National Consumer Price Index -National CPI- published at such date and $4,017,445,947 Argentine pesos in current currency as of September 30, 2020), increasing the “Facultative reserve for future cash dividends” in such amount.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2020	2019	2020	2019
Mobile Services	26,489	25,692	79,706	74,908
Internet Services	13,488	16,024	44,053	48,991
Cable Television Services	12,380	14,856	40,755	45,618
Fixed and Data Services	10,324	11,506	31,955	34,184
Other services revenues	163	226	575	740
Subtotal Services revenues	62,844	68,304	197,044	204,441
Equipment revenues	4,178	4,251	11,176	13,741
Total Revenues	67,022	72,555	208,220	218,182

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TELECOM ARGENTINA S.A.

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $188,827 and $198,510 for the nine-month periods ended September 30, 2020 and 2019, respectively. The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2020	2019	2020	2019
Employee benefit expenses and severance payments	Profit (loss)		Profit (loss)
Salaries, Social security expenses and benefits	(11,661)	(11,842)	(36,169)	(36,664)
Severance indemnities	(359)	(1,487)	(1,597)	(3,993)
Other employee expenses	(360)	(424)	(902)	(887)
	(12,380)	(13,753)	(38,668)	(41,544)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(3,888)	(5,046)	(12,230)	(13,655)
Fees for services	(3,115)	(3,418)	(9,488)	(9,823)
Directors and Supervisory Committee members’ fees	(54)	(34)	(130)	(52)
	(7,057)	(8,498)	(21,848)	(23,530)
Taxes and fees with the Regulatory Authority
Turnover tax	(2,439)	(2,584)	(7,517)	(7,910)
Municipal taxes	(696)	(673)	(2,136)	(2,262)
Other taxes and fees	(1,953)	(2,284)	(6,118)	(6,918)
	(5,088)	(5,541)	(15,771)	(17,090)
Cost of equipment and handsets
Inventory balance at the beginning of the period / year	(2,831)	(5,167)	(4,213)	(5,399)
Plus:
Purchases	(3,274)	(3,196)	(7,009)	(10,495)
Other	229	268	610	671
Less:
Inventory balance at the end of the period	3,376	4,983	3,376	4,983
	(2,500)	(3,112)	(7,236)	(10,240)
Other operating expenses
Provisions	(2,151)	(499)	(2,363)	(1,169)
Rentals and internet capacity	(408)	(713)	(1,321)	(1,943)
Other	(1,743)	(2,503)	(5,854)	(7,564)
	(4,302)	(3,715)	(9,538)	(10,676)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(15,041)	(14,696)	(43,712)	(42,283)
Amortization of intangible assets	(2,737)	(2,917)	(7,205)	(7,723)
Amortization of rights of use assets	(1,249)	(979)	(3,865)	(2,999)
Impairment of fixed assets	(120)	105	(280)	(31)
	(19,147)	(18,487)	(55,062)	(53,036)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 09.30.2020	Total 09.30.2019
Employee benefit expenses and severance payments	(22,644)	(5,590)	(10,434)	(38,668)	(41,544)
Interconnection and transmission costs	(7,675)	-	-	(7,675)	(6,970)
Fees for services, maintenance, materials and supplies	(9,734)	(5,247)	(6,867)	(21,848)	(23,530)
Taxes and fees with the Regulatory Authority	(15,627)	(48)	(96)	(15,771)	(17,090)
Commissions and advertising	-	(2,130)	(9,371)	(11,501)	(13,031)
Cost of equipment and handsets	(7,236)	-	-	(7,236)	(10,240)
Programming and content costs	(13,645)	-	-	(13,645)	(16,453)
Bad debt expenses	-	-	(7,883)	(7,883)	(5,940)
Other operating expenses	(5,307)	(486)	(3,745)	(9,538)	(10,676)
Depreciation, amortization and impairment of fixed assets	(44,459)	(5,150)	(5,453)	(55,062)	(53,036)
Total as of 09.30.2020	(126,327)	(18,651)	(43,849)	(188,827)
Total as of 09.30.2019	(135,852)	(17,198)	(45,460)		(198,510)

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TELECOM ARGENTINA S.A.

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2020	2019	2020	2019
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(2,968)	(3,691)	(10,463)	(9,072)
Foreign currency exchange losses on financial debts (**)	(885)	(31,725)	(7,121)	(23,427)
Financial debt renegotiation results	(3,085)	-	(3,085)	-
Total Debt financial expenses	(6,938)	(35,416)	(20,669)	(32,499)
Interests and gains on investments	(487)	76	(53)	1,884
Taxes and bank expenses	(668)	(673)	(1,910)	(2,006)
Other foreign currency exchange gains	723	9,623	2,832	11,394
Financial discounts on assets, debts and other	(22)	72	(98)	4
Gains on operations with notes and bonds (***)	2,867	(32)	3,145	235
Risk of doubtful government bonds results	-	(3,301)	-	(3,301)
Interests on provisions	41	(629)	(601)	(1,579)
Financial expenses on pension benefits	(51)	(40)	(165)	(130)
RECPAM	1,442	3,316	4,233	6,507
Other	37	(31)	52	(127)
Total other financial results, net	3,882	8,381	7,435	12,881
Total financial results, net	(3,056)	(27,035)	(13,234)	(19,618)

(*) Includes ($181) and $53 corresponding to net (losses) / income generated by NDF in the nine-month periods ended September 30, 2020 and 2019, respectively.

(**) Includes ($1,077) and ($1,041) corresponding to net losses generated by NDF in the nine-month periods ended September 30, 2020 and 2019, respectively.

(***) Includes $598 corresponding to the result related to the decrease in financial assets at amortized cost in the nine-month period ended September 30, 2020.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

As of September 30, 2020, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the total capital stock of the Company. Additionally, both VLG S.A.U. and Fintech Telecom, LLC, contributed to the Voting Trust, shares representing 10.92% of the total capital of the Company, so, the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders´ Agreement.

Public Tender Offer due to change of control

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer (“PTO”) for all Class “B” Shares issued by Telecom Argentina listed on BYMA (including outstanding Class “C” Shares of Telecom Argentina that might be converted into Class “B” Shares before the expiration deadline) (the “PTO Shares”) at a price of $110.85 Argentine pesos per PTO Share. CVH promoted the PTO under regulations applicable at the time mandating a tender offer following a change of control in the Company.

Pursuant the Telecom Argentina’s Shareholders Agreement, Fintech Telecom LLC was obliged against CVH to pay and acquire the 50% of the shares acquired in the PTO (without detriment CVH's right to acquire the first 43,073,760 Class “B” shares).

Pursuant to public releases published by CVH, as part of the administrative process to authorize the PTO, the CNV expressed its disagreement with the price announced by CVH, and took the position that the price per PTO Share should be US$4.8658 payable in Argentine pesos at the foreign exchange rate in effect on the business day immediate prior to the settlement of the PTO. CVH considered the CNV’s position unfounded and initiated the legal proceeding “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares” (File. No. 7998/2018) in the Federal Civil and Commercial Court No. 3. On November 1st, 2018, the Federal Civil and Commercial Court No. 3 provided the preliminary injunction in favor of CVH and ordered CNV to abstain for six months from issuing any decision with respect to the authorization of the PTO.

On June 10, 2019 CVH informed Telecom that it was served with notice of the resolution of the Federal Contentious Administrative Court No. 1, Secretariat No. 1 issued on May 9, 2019 in the legal proceeding “Burgueño Daniel c/ EN-CNV s/ Medida Cautelar (Autónoma)” (File. No. 89537/2018), providing a preliminary injunction suspending the PTO until the CNV decided about the application of the new regulation (Resolution No. 779/2018) or the maximum term provided by Section 5° of Law N° 26,854. is met. This preliminary injunction was extended by following court’s resolutions, being the last one, the court resolution issued on May 15, 2020, which extended the mentioned preliminary injunction for other six months.

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TELECOM ARGENTINA S.A.

On July 6, 2020 CVH informed Telecom that it was served with notice of the resolution of Chamber V of the Federal Contentious Administrative Court issued on July 3, 2020 in the legal proceeding “Burgueño Daniel c/ EN - CNV s/ inc. de Medida Cautelar” (File No. 89537/2018/3), providing that it enables the court fair to attend the appeal requested by the CNV on May 26, 2020, reject that appeal and, consequently confirm the preliminary injunction extension mentioned above.

On the other hand, on July 19th, 2019, CVH informed Telecom that it was served with notice of the resolution of Chamber I of the Federal Civil and Commercial Court of Appeals in the legal proceeding “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares”, (File. No. 7998/2018), providing the lifting of the preliminary injunction that ordered CNV to abstain from issuing any decision with respect to the authorization of the PTO. Additionally, in such notice, CVH stated that the above-mentioned Chamber ordered that any appeal that may be eventually filed by CVH against any decision rendered by the CNV in connection with the PTO shall have staying effects. Against this resolution CVH filed a federal extraordinary appeal, which was declared inadmissible on December 26, 2019. Notwithstanding that, as of that date, CVH's PTO was still reached by the preliminary injunction provided in the legal proceeding "Burgueño Daniel c / EN - CNV s / Precautionary Measure (Autonomous)" mentioned in the previous paragraphs.

On November 26, 2019 CVH was notified of a legal proceeding initiated by the shareholder Daniel Burgueño - “Burgueño Daniel Fernando c/ EN - CNV s/ Proceso de conocimiento” (File. No. 33763/2019) in the Federal Contentious Administrative Court No. 1, Secretariat No. 1 seeking to obtain a declaratory judgment to the effect that the issuance by CNV of Resolution No. 779/18 had terminated CVH’s obligation to conduct the PTO, considering the relevant provisions of specifically Section 32, paragraph k) of Resolution No. 779/18 regulating Law No. 26,831 (as amended by Law No. 27,440).

On December 27, 2019, CVH informed Telecom that it was served with notice of the first instance sentence issued in “Burgueño Daniel Fernando c/ EN - CNV s/ Proceso de conocimiento” (File. No. 33763/2019) ruling in favor of Mr. Burgueño, confirming that CVH´s obligation to conduct the PTO terminated according to the provisions of Section 32, paragraph k) of CNV Resolution No. 779/2018 and ordered the CNV to deem concluded the legal proceedings initiated in connection with the PTO. Additionally, CVH was informed that must decline the legal proceeding initiated in connection with PTO.

Finally, on September 8, 2020 CVH informed Telecom that it was served with notice of the sentence of Chamber V of the Federal Contentious Administrative Court issued in the legal proceeding “Burgueño Daniel Fernando c/ EN - CNV s/ Proceso de conocimiento” (File. No. 33763/2019), rejecting the appeal filed by the CNV on the first instance sentence mentioned in the above paragraph. On October 29, 2020, the CNV filed an extraordinary appeal against the first instance sentence, which was dismissed by Chamber V of the Federal Contentious Administrative Court.

As of the date of these unaudited consolidated financial statements, the sentence of Chamber V of the Federal Contentious Administrative Court issued on September 8, 2020 in the legal proceeding “Burgueño Daniel Fernando c/ EN - CNV s/ Proceso de conocimiento” (File. No. 33763/2019) is not final, and the CNV can still initiate a complaint within the Court of Supreme Justice against that decision.

b)	Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

c)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	September 30,	December 31,
Other receivables	2020	2019
La Capital Cable S.A.	79	44
Teledifusora San Miguel Arcángel S.A.	12	27
Ver T.V. S.A.	33	70
	124	141
CURRENT LIABILITIES
Trade payables
Televisora Privada del Oeste S.A.	3	3
	3	3

•	Related parties

CURRENT ASSETS	September 30,	December 31,
Trade receivables	2020	2019
Other related parties	135	167
	135	167
Other receivables
Other related parties	32	-
	32	-
CURRENT LIABILITIES
Trade payables
Other related parties	914	1,077
	914	1,077

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TELECOM ARGENTINA S.A.

d)	Transactions with Companies under section 33 - Law No. 19,550 and related parties

•	Companies under section 33 - Law No. 19,550– Associates

	Transaction	Nine-month periods ended September 30,
		2020	2019
		Profit (loss)
		Revenues
La Capital Cable S.A.	Services revenues and other revenues	28	46
		28	46
		Operating costs
La Capital Cable S.A.	Fees for services	(37)	(36)
		(37)	(36)
		Financial results
Ver T.V. S.A.	Interests	30	-
Teledifusora San Miguel Arcángel S.A.	Interests	13	-
		43	-

•	Related Parties

	Transaction	Nine-month periods ended September 30,
		2020	2019
		Profit (loss)
		Revenues
Other related parties	Services and advertising revenues	146	150
		146	150
		Operating costs
Other related parties	Programming costs	(2,219)	(2,250)
Other related parties	Editing and distribution of magazines	(503)	(631)
Other related parties	Advisory services	(244)	(271)
Other related parties	Advertising purchases	(325)	(343)
Other related parties	Other purchases and commissions	(111)	(100)
		(3,402)	(3,595)

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its equity, these were approved according to Law No. 26,831, the Company’s Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the Bylaws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 26 – IMPACT OF CORONAVIRUS IN TELECOM

By the end of December 2019, the World Health Organization (WHO) received a report of pneumonia cases originated in Wuhan, Province of Hubei, China. The report was related to the outbreak of a new virus called Coronavirus (“Covid-19”), which soon spread to several provinces of China and then to other countries. The outbreak and spread of Covid-19 has generated several consequences on businesses and economic activities at a global level.

Given the extent of the spread, several governments in the world have implemented drastic measures to restrict the movement of the population and to content the spread, including, among other things, controls at airports and other transport hubs, suspension of visas, border closure and the ban to travel to and from certain parts of the world, closure of public and private institutions, suspension of sports events, restrictions on museums and tourist attractions, extension of vacations, and finally, the mandatory isolation of the population together with the suspension of non-essential commercial activities with a high degree of compliance. On March 11, 2020, the WHO declared Covid-19 a global pandemic.

In Argentina, the National Government imposed a series of measures aimed at reducing the movement of the population, ordering the Mandatory and Preventive Social Isolation from March 20, 2020 allowing the movement of only those people involved in the provision/production of essential services and products, among them, the provision of telecommunication, fixed and mobile Internet and digital services. Such isolation has been modified through different stages and may be extended as deemed necessary according to the epidemiological situation.

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TELECOM ARGENTINA S.A.

Telecom provides services that are critical for society as it connects people, homes, companies and governments. The infrastructure deployed contributes to providing, through the capacity of fixed and mobile networks, essential services for the coordination of the security forces and the health ecosystem where communications at healthcare centers and new field hospitals have been strengthened and enhanced. Additionally, we have facilitated the communication between students and teachers through virtual educational platforms, so that they guarantee pedagogical through different applications, boosting the access to information for all the population. In the same way, services offered by Telecom allow people to continue being informed and entertained, with content, entertainment and gaming availability provided through different platforms, which strengthened our customers’ accompaniment.

In economic terms, the services rendered by the Company favor the continuity of the activities of large, medium-and-small sized companies that are still operating, many of them remotely, boosted by online platforms so that sellers and consumers can connect and sustain consumption; cooperate with the productive processes through the implementation of home office as one of the most disruptive tools given its massive and immediate application, contributing to sustaining the economy of the country. Also, services provided by the Company, in this context of isolation, enable people to stay connected, entertain themselves, produce and stay informed from their homes.

Due to the investments in infrastructure made over the last years, Telecom has equipment and systems that enable its networks to work efficiently even with the higher use of the fixed and mobile connectivity recorded since the beginning of the Mandatory and Preventive Social Isolation, that is reflected in the 50% increase of Internet services at home, the 70% increase in voice mobile services and 30% increase in mobile data services, considering that mobile and fixed networks complement each other and that customers uses them alternatively, also showing a 75% increase in upstream.

✓  External initiatives implemented by Telecom related to the health emergency

The COVID-19 pandemic has driven joint actions by domestic companies that gave essential support to face the health emergency, reflected in the donation of funds, services, supplies and products and other kind of assistance.

Telecom received a recognition of the NYSE for the social value initiatives implemented as part of its permanent commitment to its community in response to the COVID-19 emergency. The most relevant initiatives were the following:

•	connectivity for field hospitals;
•	discount in the service for more than 500 hospitals and health centers throughout the country, to “Cruz Roja Argentina” (Argentine Red Cross) and “Banco de Alimentos” (Food Bank Foundation);
•	services extension for emergency lines;
•	discount in mobile data services for the use of more than 2,900 educational platforms;
•	discount services for the use of more than 11,000 educational institutions;
•	incorporation of own educational content through the program “Nuestro Lugar” (www.nuestrolugar.com.ar) with e-citizenship proposals for children, families and teachers;
•	increase in pedagogical contents in the Flow entertainment platform, with access to Flow App extended to all the cable television customer base;
•	benefits to enable customers to take further advantage of connection possibilities and access to valuable information and educational and entertainment content;
•	support for the solidarity initiative “Seamos Uno” (Let Us Be One) for the delivery of food and personal care products to families in need, among many other initiatives; and
•	provision of communication tools to transmit health information to citizens, in alliance efforts with municipalities and provincial governments throughout the country.

✓  Internal initiatives implemented by Telecom related to the health emergency

On the other hand, the Company implemented a series of initiatives to ensure the continuity of its operations, safeguarding the health and the wellness of all the employees and of those that are part of the value chain. The main initiatives adopted by the Company comprise:

•	the early performance of the tasks planned for 2020 and the initiation of works to ensure the capacity of networks required to continue operating;
•	expansion of the capacity for international outgoing Internet traffic by 40% (with the possibility of increasing it further if the situation so requires);
•	we entered into agreements to enhance the links with international suppliers and IP networks;
•	early execution in public thoroughfare of infrastructure works on residential fixed data networks, strengthening of data centers and hubs and increase of the capacity of Flow's content distribution network;

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TELECOM ARGENTINA S.A.

•	expansion of the capacity of the mobile network in certain smaller cities in the provinces where there is only one network, and the continuation of preventive maintenance tasks in all our networks;
•	since the first day of the mandatory isolation, the Company launched a campaign promoting all the digital communication channels and encouraging customers to request support through those channels. In order to handle that new flow of customers, Telecom enhanced digital support by implementing special microsites identified as “I pay from home”;
•	in compliance with current regulations of each locality, Telecom progressively opened commercial offices in cities which evolved their mandatory isolation stage;

•	technical support was focused on preventive maintenance and repairs in public thoroughfare and on Telecom's own infrastructure, giving priority to critical cases such as hospitals and security forces, among others;
•	in the case of new installations and repairs that have to be made inside our customers’ homes, Telecom provided technical teams with personal care and safety kits, which include special protective gear such as coveralls, gloves, face masks and special goggles, hand sanitizer and training for the proper and safe use of those elements;
•	the Crisis Committee, composed of members of top Management, started to perform its duties periodically together with the assessment of sanitary experts, to address the different scenarios that may arise and for quick decision-making;
•	Home office for more than 70% of employees (including those working in commercial areas and call centers), even before to the Mandatory and Preventive Social Isolation pronouncement, with virtual private network access so that they can work with the same tools and security levels they have in their working places at our offices. Therefore, working teams are provided with web and mobile applications for (i) administrative and human resources tasks, (ii) access to e-learning training and (iii) communication and collaborative workspaces, virtual rooms and access to files and documentation from anywhere, in a collaborative and safe way;
•	enhancement of cleaning and disinfection at working places and environments for those tasks that cannot be performed remotely, including the vans used for providing technical support, and provision of hand washing and sanitizing methods and the distribution of personal care kits in accordance with the protocol established by the Superintendence of Labor Risks;
•	since the beginning of this health situation, several initiatives were developed through the corporate program “Nos Acompañamos” (We Are in Company) intended for all Company employees, for the purpose of taking care of psychological, biological and social wellness, and focused on the work-life balance;
•	continuation of ongoing communication with trade unions to agree on working protocols that allow the Company to continue providing services and, at the same time, safeguard the health of our employees; and
•	ongoing communication with our strategic partners and other international operators from the countries with greater spread of the pandemic in order to understand and foresee the potential impacts on our operations.

✓	Regulatory Matters

•	Prohibition to disconnect services in case of arrears or non-payment

On March 24, 2020, the PEN issued Decree No. 311/2020, whereby it provided for the temporary suspension of the disconnection of services deemed essential for the development of daily life, such as electricity, water and gas supply, fixed or mobile telephony, Internet and radio electric link or satellite link subscription television, among others, in order to guarantee the access to those essentials services in case of arrears or lack of payment of up to three consecutive or alternate invoices maturing since March 1, 2020. On June 18, 2020, the PEN issued Decree No. 543/2020 which provided the extension of such temporary suspension in case of arrears or lack of payment of up to six consecutive or alternate invoices maturing since March 1, 2020. On September 20, 2020, the PEN issued Decree No. 756/2020, which provided the extension of such temporary suspension in case of arrears or lack of payment of up to seven consecutive or alternate invoices. Also, this last Decree provides that, if a customer access to a payment facility plan under the conditions established by the Decree regulations, they will be considered, for the purposes of the Decree, as paid invoices. As of the date of these unaudited consolidated financial statements, Decree No. 756/2020 has not been regulated.

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TELECOM ARGENTINA S.A.

The Decree No. 311/2020 also established that, in the case of fixed or mobile telephony, Internet and cable television services, by radio-electric link or satellite link, operators were forced to maintain a reduced service, as established in the regulations, for a period of one hundred eighty (180) calendar days, which was extended with each extension of Decree No. 311/2020. Likewise, it established that, if users who had a prepaid mobile service or Internet service did not pay the corresponding recharge to access consumption, operators should provide a reduced service in the terms provided by the regulations. This obligation would apply until April 30, 2020. This obligation was successively extended though different decrees, setting its final expiration date on December 31, 2020, throughout the Decree No. 756/2020.

The Ministry of Productive Development, designated as the Application Authority of Decree No. 311/2020, ordered the prohibition to disconnect services in case of arrears or non-payment under the conditions established in the general rules approved. In addition, a Coordination Unit was created, composed of a representative of each of the competent areas, in order to implement the provisions of the decree. The Coordination Unit should issue, within a maximum term of fifteen calendar days, a report regarding the number of users that fall within the scope and the segment of users that do not fall within the scope as deemed convenient to include.

The regulations provided that the users that fall within the scope of the decree are all those whose bills were due as from March 1, 2020 and those with a current notice of disconnection and if users had registered the service under their name before March 26, 2020. Also, the regulations provided the monthly minimum features that are considered as reduced services. In addition, it also set out that the measures adopted might be extended to other individual customers, simplified taxpayers and civil associations that provide evidence of a decrease in their revenues. Through the Decree No. 756/2020, section 8 of Decree No. 311/2020 was amended, designating the Ministry of Economy as the Application Authority of Decree No. 311/2020, instead of the Ministry of Productive Development.

On the other hand, ENACOM provided the information that companies providing fixed and mobile telephony, Internet and TV services, by radio-electric link or satellite link, must submit to the Regulatory Authority, also establishing, that the mentioned companies cannot suspend or disconnect services for non-payment provided to any user that is not included in the report issued by the Coordination Unit.

Furthermore, the mentioned companies must inform ENACOM all the prices established for the reduced services required to be maintained, disaggregated by type of service and under the condition that they are fair and reasonable. The prices of the reduced services must be communicated to users through the invoices, the institutional web sites and all social networks through which they communicate with their customers and/or advertise their services. The mentioned companies must also inform ENACOM of the terms and conditions and/or modalities of the payment facilities and the communication process, which must be available to users.

•	Telecommunication industry agreement with ENACOM

In May 2020, the Company, together with other companies of the telecommunication industry, entered into an agreement with ENACOM, which was effective until August 31, 2020. This agreement, among other issues, provides: (i) the suspension of increases in prices of mobile and fixed telephony, Internet and cable television services from May 1, 2020 to August 31, 2020, to ease the situation of users affected by the quarantine, (ii) the creation of inclusive plans for mobile and fixed telephony and mobile and fixed Internet for users who request such benefit, establishing a fixed price until September 30, 2020, (iii) the extension of the benefit of “reduced service” ensuring connectivity for users of the prepaid mobile service or Internet service, maintaining the price until October 31, 2020, (iv) that during the term of this agreement there will be no dismissals without cause, and (v) that, in the case of salary increases as a result of trade union agreements, this agreement will be renegotiated and its effects immediately suspended. However, on August 22, 2020, the PEN issued Decree No. 690/2020, through which many of the mentioned items agreed became obligations. For more information on Decree No. 690/2020, see Note 27 to these unaudited consolidated financial statements.

•	Universal Service

ENACOM, through Resolution No. 478/2020, published in the Official Gazette on June 3, 2020, approved the Project “Villa Azul - Connectivity for Mobile Communications Services” within the emergency program to guarantee access and ICT services for inhabitants of “Barrios Populares” (Popular Neighborhoods) in the context of health emergency related to COVID-19.

✓	Main Accounting Impacts

As of the date of these unaudited consolidated financial statements, the Company has not experienced any significant impacts on its results as a consequence of the pandemic. Despite the several difficulties that caused a slowdown or complexities in our operations; such as the increased Internet data traffic, the increase in mobile voice service, the decrease in the collection of service fees, and mainly the inconveniences to make repairs and installations inside our customers’ homes; among others, the operations are still in place and are expected to continue in spite of the difficulties.

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TELECOM ARGENTINA S.A.

In accordance with IAS 36, the Company’s Management has assessed if there are indicators of impairment of the recoverable value of its fixed assets. Even though the pandemic could have a significant impact in the economic activity in Argentina, what could be an impairment trigger, according to mentioned assessment, no negative impacts have been identified in the capacity of generation of future cash flows of the Company, as the volume of operations is expected to remain stable. Therefore, the Company has not deemed it necessary to estimate the recoverable value of its fixed assets as of September 30, 2020.

On the other hand, the implementation of measures aimed at reducing the movement of people included, initially, the closure of in-person collection channels, affecting the collections of the Company since March 20, 2020. However, this situation was gradually regularized during the second quarter of 2020 as in-person collection channels reopened and digital channels were strengthened through the implementation of “I pay from home”. The Company’s Management estimates that the deterioration of the economic situation of the country represents an increase in trade receivables credit risk at the end of the reporting period. These unaudited consolidated financial statements include an increase in the allowance for doubtful accounts as a consequence of the application of the expected credit losses of IFRS 9. For further information on the breakdown and maturity dates of trade receivables, see Notes 3 and 18, respectively.

-	Liquidity Risk

The negative effects generated on the collection of service fees mentioned above does not represent a liquidity risk regarding the fulfillment of short-term financial obligations, since the Company has been working long strengthening its liquidity. Telecom and its subsidiaries have enough liquidity, bank credit lines and a notes program that allow them to finance their short-term obligations and the investment plan in addition to the projected operating cash flows.

However, the Company implemented measures that allow it to have the highest possible liquidity to face the volatility of the context with greater uncertainty, offset the potential decrease in cash flows and fulfill its obligations. Such measures include the subscription to the following installment payment plans within the framework of General Resolution No. 4,268:

a) Employer's and Social Security Contributions: on April 15, 2020, the Company filed an installment payment plan for the payment of employer's and social security contributions corresponding to March 2020 for an aggregate of $1,136. The plan provides for the settlement of the debt in 6 equal consecutive installments as from May 16, 2020 and bears an annual interest rate of 30%.

b) VAT and Internal Taxes: On April 21, 2020, the Company filed an installment payment plan for the settlement of VAT and internal taxes payable under the tax return corresponding to March 2020 for an aggregate of $642. The plan provides for the settlement of the debt in 6 equal consecutive installments as from May 16, 2020 and bears an annual interest rate of 30%.

The ultimate effects of Covid-19 and its impact on the global and local economy are still unknown. Governments may issue stricter measures, which cannot be predicted at this stage. The Company’s Management will continue to develop actions that minimize the potential impairment on its results, as a result of these situations, maintaining a level of service and customer satisfaction, and seeking to maximize the precautions in social management in this context.

The Company's Board of Directors and the Crisis Committee continue monitoring the evolution of the situation and taking the necessary measures to preserve human life and the sustainability of Telecom's businesses.

NOTE 27 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

a)	Amendment to Law No. 27,078 – Argentine Digital Law

On August 22, 2020, the PEN issued Decree No. 690/2020 whereby it amended the Argentina Digital Law.

With the amendments introduced, ICT services – fixed and mobile telephony services, cable television and Internet – and - the access to telecommunications networks for and between licensees are now considered as “Essential and Strategic Competition Public Services”, being their availability guaranteed by the ENACOM.

It was further established that the prices of the Essential and Strategic Competition Public ICT Services, those provided in accordance with the Universal Service and those determined by ENACOM for public interest reasons, shall be regulated by ENACOM.

The Decree also provides that ENACOM shall set, in the respective regulations, the mandatory universal basic provision of ICT services under equal conditions.

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TELECOM ARGENTINA S.A.

Finally, the Decree suspended from July 31, 2020 to December 31, 2020 the price increases or changes set or announced by the ITC licensees, specifically mentioning the subscription broadcasting service by physical and / or radio-electric link and fixed or mobile telephony services, in any modality.

As of the date of these unaudited consolidated financial statements, the Decree has been ratified by Congress under the terms of Law No. 26,122, and it has not yet been implemented.

The Company's Management, with the assistance of its legal advisors, is evaluating the impacts that the aforementioned decree will have on Telecom's operations and the pertinent legal actions in defense of its rights.

b)	International Roaming Regulations between Argentina and Chile

On August 31, 2020, ENACOM Resolution No. 927/2020 was published in the Official Gazette. In such resolution, the International Roaming Regulations between Chile and Argentina was approved. Under those Regulations, it was established, among other things, that Argentina's mobile communications service providers, including Virtual Mobile Operators, shall offer customers who use international Roaming services with Chile the same prices that they offer in their own country for voice communications, messaging and mobile data while they stay in that country.

NOTE 28 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2020

a) Conversion of Class “C” shares into Class “B” shares

In accordance with the provisions of the Ordinary, Extraordinary and Special General Meetings of Class "C" Shares of Telecom Argentina held on December 15, 2011, on October 23, 2020, 6,444 Class "C" shares have been converted into the same number of Class “B” shares. This conversion is the thirteenth tranche of the total number of shares authorized for conversion by the aforementioned Meetings. After this conversion, the total capital stock of Telecom Argentina is still comprised of 2,153,688,011 common book-entry shares with nominal value of $1 peso and entitled to one vote per share and its composition per class of shares is as follows: 683,856,600 Class “A” shares, 628,058,019 Class “B” shares, 106,734 Class “C” shares and 841,666,658 Class “D” shares.

b) Call to Extraordinary General Meeting

The Board of Directors of Telecom Argentina in a meeting held on October 13, 2020, which was postponed to October 16, 2020, resolved to call an Extraordinary General Shareholders’ Meeting to be held on November 13, 2020, in order to consider: total or partial disaffection of the “Voluntary reserve for future dividends payments” and / or the “Facultative Reserve to maintain the capital investments level and the current level of solvency”, the distribution of dividends in cash or in non-cash or in any combination of both options according to the current context of the Company, and the delegation of powers to the Board of Directors.

c) Offer for Irrevocable Call and Put Option on the Shares of AVC Continente Audiovisual

On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option (the “Offer”) on all the shares of AVC Continente Audiovisual held by the Assignors, who are the holders of 497,479 common shares with nominal value of $1 each, representing 40% of the capital stock. The call and put options include, together with the shares, the assignment and transfer of all the equity and political rights inherent to them.

As of September 30, 2020 the Company owed, according to the Offer provisions, an equivalent amount in Argentine Pesos of 45,536 average cable TV subscription fees. On October 16, 2020, Telecom made a partial payment in the amount of $39, equivalent to 50% of such cable TV subscription fees.

Carlos Moltini
President

F-37

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2020

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of September 30, 2020 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the nine-month period ended September 30, 2019, restated to current currency as of September 30, 2020.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the unaudited consolidated financial statements) of the last two years and as of September 30, 2020 and 2019 according to official statistics (INDEC) used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2018	As of September 30, 2019	As of December 31, 2019	As of September 30, 2020

National Consumer Price Index (December 2016=100)	184.26	253.71	283.44	346.62

Variation in Prices
Annual	47.6%	53.7%	53.8%	36.6%
Accumulated 3 years	147.8%	159.9%	183.2%	194.7%
Accumulated 3 months since June 2019 / 2020	n/a	12.5%	n/a	7.7%
Accumulated 9 months	n/a	37.7%	n/a	22.3%

Banco Nación US$/$ exchange rate	37.70	57.59	59.89	76.18

Variation in the exchange rate
Annual	102.1%	n/a	58.9%	n/a
Accumulated 3 months since June 2019 / 2020	n/a	35.6%	n/a	8.1%
Accumulated 9 months	n/a	52.8%	n/a	27.2%

2.	Telecom’s activities for the nine-month periods ended September 30, 2020 (“9M20”) and 2019 (“9M19”)

			Variation
	9M20	9M19	$	%
Revenues	208,220	218,182	(9,962)	(4.6)
Employee benefit expenses and severance payments	(38,668)	(41,544)	2,876	(6.9)
Interconnection and transmission costs	(7,675)	(6,970)	(705)	10.1
Fees for services, maintenance, materials and supplies	(21,848)	(23,530)	1,682	(7.1)
Taxes and fees with the Regulatory Authority	(15,771)	(17,090)	1,319	(7.7)
Commissions and advertising	(11,501)	(13,031)	1,530	(11.7)
Cost of equipment and handsets	(7,236)	(10,240)	3,004	(29.3)
Programming and content costs	(13,645)	(16,453)	2,808	(17.1)
Bad debt expenses	(7,883)	(5,940)	(1,943)	32.7
Other operating expenses	(9,538)	(10,676)	1,138	(10.7)
Depreciation, amortization and impairment of fixed assets	(55,062)	(53,036)	(2,026)	3.8
Operating income	19,393	19,672	(279)	(1.4)
Earnings from associates	372	(279)	651	(233.3)
Financial results, net	(13,234)	(19,618)	6,384	(32.5)
Income (loss) before income tax expense	6,531	(225)	6,756	n/a
Income tax expense	(7,780)	(17,122)	9,342	(54.6)
Net loss	(1,249)	(17,347)	16,098	(92.8)

Attributable to:
Controlling Company	(1,645)	(17,680)	16,035	(90.7)
Non-controlling interest	396	333	63	18.9
	(1,249)	(17,347)	16,098	(92.8)

Basic and diluted loss per share attributable to the Controlling Company (in Argentine pesos)	(0.76)	(8.21)

Net loss amounted to $1,149 in 9M20 vs. $17,347 in 9M19, representing a decrease of $7,645. The decrease in net loss was mainly due to lower financial results of $6,384 and lower income tax expenses of $9,342. Net loss represents 0.6% of consolidated revenues in 9M20 (vs. 8.0% in 9M19).

I

•	Revenues

			Variation
	9M20	9M19	$	%
Mobile Services	79,706	74,908	4,798	6.4
Internet Services	44,053	48,991	(4,938)	(10.1)
Cable Television Services	40,755	45,618	(4,863)	(10.7)
Fixed and Data Services	31,955	34,184	(2,229)	(6.5)
Other services revenues	575	740	(165)	(22.3)
Subtotal Services revenues	197,044	204,441	(7,397)	(3.6)
Equipment revenues	11,176	13,741	(2,565)	(18.7)
Total Revenues	208,220	218,182	(9,962)	(4.6)

During 9M20 consolidated revenues showed a decrease of 4.6% (-$9,962 vs. 9M19) amounting to $208,220. This decrease is mainly due to lower Internet Services, Cable Television Services, Fixed and Data Services and Equipment revenues, partially offset by higher Mobile Services revenues.

Services revenues amounted to $197,044 in 9M20 (-3.6% vs. 9M19) and represent 94.6% of consolidated revenues. Mobile Services revenues amounted to $79,706 in 9M20 (+$4,798 vs. 9M19), Internet Services revenues amounted to $44,053 in 9M20 (-$4,398 vs. 9M19), Cable Television Services revenues amounted to $40,755 in 9M20 (-$4,863 vs. 9M19) and Fixed and Data Services revenues amounted to $31,955 in 9M20 (-$2,229 vs. 9M19). Equipment revenues decreased 18.7%, amounting to $11,176 in 9M20 and represent 5.4% of total consolidated revenues.

Total revenues include $18,325 and $80,304 in 9M20 and 9M19, respectively, related to the effect of restatement in terms of current currency as of September 30, 2020.

Mobile Services

Mobile Services revenues amounted to $79,706 (+$4,798 or +6.4% vs. 9M19), being the main business in terms of service revenues (40.5% and 36.6% of services revenues in 9M20 and 9M19, respectively). The variation was mainly due to mobile services revenues in Argentina, which amounted to $69,372 (+$4,443 or +6.8% vs. 9M19), due to a 3.5% increase in ARPU.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in mobile services revenues amounts to $6,932 and $27,515 in 9M20 and 9M19, respectively.

Personal's mobile customers amount to 18.7 million and 19.0 million as of September 30, 2020 and 2019, respectively, of which 7.7 million and 7.5 million correspond to postpaid customers, respectively. The main ratios related to the services provided to these customers were:

•	As of September 30, 2020, 59% of total customers consist of prepaid customers, and 41% consist of postpaid customers, while, as of September 30, 2019, 60% of total customers consist of prepaid customers and 40% consist of postpaid customers.
•	Mobile Internet services revenues are equivalent to 76% of Personal’s customer’s total services revenues.
•	The monthly average revenue per user (“ARPU”) is $401.2 Argentine pesos per month in 9M20 (vs. $387.5 Argentine pesos per month in 9M19), representing an increase of 3.5%. The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in ARPU amounts to $35.8 Argentine pesos and $144.1 Argentine pesos in 9M20 and 9M19, respectively.
•	The average churn rate per month amounted to 2.2% in 9M20 (vs. 2.1% average in 9M19).

During 3Q20, “Mi Negocio Personal” (My Personal Business) was launched, an e-commerce platform that allows micro-entrepreneurs to digitize the commercial experience of their business and sell to its customers in a personalized way through social networks chosen and with integrated payment methods.

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 12.9 million customers with 4G devices throughout the country.

Mobile services revenues generated in Paraguay amounted to $10,334 (+$355 or +3.6% vs. 9M19) due to the appreciation of the Guaraní against the Argentine Peso by 16.6% and to the increase in ARPU, while the customer base remained stable.

II

The main ratios related to the mobile services in Paraguay were:

•	Núcleo's mobile customers remained stable in 2.4 million as of September 30, 2020 and 2019.
•	As of September 30, 2020 and 2019, 83% of total customers consist of prepaid customers and 17% consist of postpaid customers.
•	The monthly ARPU amounted to $437.8 Argentine pesos in 9M20 (vs. $413.0 Argentine pesos in 9M19), representing a 6.0% increase. This increase is mainly due to a 10.4% increase in the ARPU in Guaraníes in addition to the variation of the average exchange rate.
•	The average churn rate per month amounted to 3.5% in 9M20 (vs. 3.2% in 9M19).

Internet Services

Internet services revenues amounted to $44,053 in 9M20 (-$4,938 or -10.1% vs. 9M19) driven mainly by the 10.0% decrease in broadband ARPU, which amounted to $1,199.7 Argentine pesos in 9M20 (vs. $1,333.0 Argentine pesos in 9M19). The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in ARPU amounts to $107.1 Argentine pesos and $495.9 Argentine pesos in 9M20 and 9M19, respectively.

It should be noted that customers with service of 20Mb or higher represent 69.8% and 59.2% of the total customer base as of September 30, 2020 and 2019, respectively. Within this range, there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb that as of September 30, 2020 amount to 503,337, 77,120 and 205, respectively.

By the end of June 2020, the Company launched “Infinite”. It is a new technology with an automatic switch between fixed and mobile network to have a secure Internet connection designed for corporate customers that require high-quality access and higher Internet speed. Infinite will allow customers to have access to a "Control Center", which will provide tools for the supervision and management of the purchased link, analyzing its development and its use. It will also provide customers with tools such as access to statistics and alarms of the most important parameters of their link through a service web portal.

Internet services churn rate per month amounted to 1.2% and 1.5% as of September 30, 2020 and 2019, respectively, remaining stable the total customer base in 9M20, which amounted to 4.2 million.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in Internet Services revenues amounts to $3,941 and $18,050 in 9M20 and 9M19, respectively.

Cable Television Services

Cable Television Services revenues amounted to $40,755 in 9M20 (-$4,683 or -10.7% vs. 9M19). The variation is mainly due to the ARPU, which decreased 11.7% amounting to $1,285.3 Argentine pesos in 9M20 (vs. $1,455.6 Argentine pesos in 9M19). The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in ARPU amounts to $114.7 Argentine pesos and $541.5 Argentine pesos in 9M20 and 9M19, respectively.

It should be noted since March 2020 no revenues related to domestic soccer transmissions were recorded, considering that the activity was suspended as a consequence of the COVID-19 pandemic, with its consequent impact in ARPU. However, as of the date of this Operating and Financial Review and Prospects, soccer activity has returned and the Company will star billing the corresponding services during the most of the last quarter of 2020.

The average monthly churn in 9M20 amounted to 0.9% (vs. 1.3% in 9M19).

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in Cable Television Services revenues amounts to $3,682 and $16,840 in 9M20 and 9M19, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $31,955 (-$2,229 or -6.5% vs. 9M19).

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in Fixed and Data Services revenues amounts to $2,802 and $12,544 in 9M20 and 9M19, respectively.

The average monthly revenue billed per user (“ARBU”) of fixed telephony services amounted to $542,7 Argentine pesos in 9M20 (vs. $532,8 Argentine pesos in 9M19). The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in ARBU amounts to $48.5 Argentine pesos and $198.2 Argentine pesos in 9M20 and 9M19, respectively.

In May 2020, the “Centro de Ciberdefensa” (Cyber Defense Center) was launched, a new security solution designed to meet the demand for online security in productive organizations. This solution, aimed exclusively to cybersecurity monitoring, is a tailored and flexible service depending on the needs of each company, which permanently monitors the events that may occur and notifies the customer to take any necessary remediation action.

III

Equipment

Equipment revenues amounted to $11,176 (-$2,565 or -18.7% vs. 9M19). This variation is mainly due to a 35% decrease in handsets sold, partially offset by an approximately 71% increase in handset average sale prices as compared to 9M19.

It is important to highlight that the Company, in terms of devices, has continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in Equipment revenues amounts to $921 and $5,091 in 9M20 and 9M19, respectively.

•	Operating costs (without depreciation, amortization and impairment of fixed assets)

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $133,765 in 9M20, which represents a decrease of $11,709 or -8.0% vs. 9M19. These lower costs are related with the decrease in all operating costs, except for interconnection and transmission costs and bad debt expenses.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in operating costs amounts to $12,533 and $54,577 in 9M20 and 9M19, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $38,668 in 9M20 (-$2,876 or -6.9% vs. 9M19). The decrease is mainly due to a decrease in the Company’s headcount (23,415 employees by the end of 9M20) and lower charges for dismissals, partially offset by increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in employee benefit expenses and severance payments amounts to $3,422 and $15,314 in 9M20 and 9M19, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, amounted to $7,675 in 9M20 (+$705 or +10.1% vs. 9M19). The variation is mainly due to the increase in the exchange rate in relation to services set in US.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in interconnection and transmission costs amounts to $628 and $2,566 in 9M20 and 9M19, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $21,848 in 9M20 (-$1,662 or -7.1% vs. 9M19).

Fees for services in 9M20 decrease $257 vs. 9M19 while fees for maintenance, materials and supplies decreased $1,425 vs. 9M19, mainly due to the optimization of consumption of materials and to the effect of lower activity as a result of the mandatory isolation, partially offset by increases in supplier’s services prices related to the maintenance of our networks and systems and home connections and disconnections of customers, among others.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in fees for services, maintenance, materials and supplies amounts to $2,382 and $8,917 in 9M20 and 9M19, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, that include turnover tax, municipal taxes and other taxes and fees, decreased, amounted to $15,771 in 9M20 (-$1,319 or -7.7% vs. 9M19). This decrease corresponds mainly to the effect of lower revenues in 9M20 vs. 9M19.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in taxes and fees with the Regulatory Authority amounts to $1,386 and $6,303 in 9M20 and 9M19, respectively.

IV

Commissions and advertising

Commissions (that include commissions paid to agents, collection commissions and other commissions) and advertising, amounted to $11,501 in 9M20 (-$1,530 or -11.7% vs. 9M19). The decrease is due to lower charges for agent commissions, lower equipment sold and, consequently, lower advertising cost related to them as a result of lower activity in connection with the mandatory isolation.

Since the first day of the mandatory isolation, the Company launched a campaign promoting all the digital communication channels and encouraging customers to use those channels for commercial issues. In order to handle that new demand, we enhanced digital support by implementing special microsites identified as “I pay from home”.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in commissions and advertising amounts to $1,002 and $4,780 in 9M20 and 9M19, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $7,236 in 9M20 (-$3,004 or -29.3% vs. 9M19). Thereby, $6,609 of this amount correspond to cost of handsets sold in Argentina, which decreased 31.7% vs. 9M19, mainly due to a 35% decrease in handsets sold as compared to 9M19, partially offset by the increase in the purchase prices of handsets as compared to 9M19.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in cost of equipment and handsets amounts to $1,055 and $4,469 in 9M20 and 9M19, respectively.

Programming and content costs

Programming and content costs amounted to $13,645 (-$2,808 or -17.1% vs. 9M19), mainly due to operating efficiencies and some sport signals unsubscription, partially offset by prices increases of almost all other signals. It is worth mentioning that since March 2020 no costs related to domestic soccer programming were accrued, considering that the activity was suspended as a consequence of the pandemic.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in programming and content costs amounts to $1,255 and $6,082 in 9M20 and 9M19, respectively.

Bad debt expenses

Bad debt expenses amounted to $7,833 (+$1,943 or +32.7% vs. 9M19). This increase was mainly due to the deterioration of the economic situation of the country, which includes the effects generated by the mandatory isolation, as disclosed in Note of COVID (Note 26 to the unaudited consolidated financial statements). Bad debt expenses represent 3.8% and 2.7% of consolidated revenues in 9M20 and in 9M19, respectively.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in bad debt expenses amounts to $708 and $2,209 in 9M20 and 9M19, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $9,538 (-$1,138 or -10.7% vs. 9M19). The decrease is mainly due to lower rentals and internet capacity charges, partially offset by higher provisions and electricity and public services charges.

The effect generated by the restatement in terms of the current currency as of September 30, 2020 included in other operating expenses amounts to $696 and $3,937 in 9M20 and 9M19, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $55,062 (+$2,026 or +3.8% vs. 9M19). The increase is due to the impact of the amortization of the CAPEX after September 30, 2019 as a consequence of the adjusted investment plan that the Company is developing.

On the other hand, the effect generated by the restatement in terms of the current currency as of September 30, 2020 included in depreciation, amortization and impairment of fixed assets amounts to $29,056 and $32,921 in 9M20 and 9M19, respectively.

•	Operating income

Operating income amounted to $19,393 in 9M20 (-$279 or -1.4% vs. 9M19), representing 9.3% of revenues in 9M20 (vs. 9.0% in 9M19).

V

•	Financial results, net

			Variation
	9M20	9M19	$	%
Interests on financial debts	(10,463)	(9,072)	(1,391)	15.3
Foreign currency exchange losses on financial debts	(7,121)	(23,427)	16,306	(69.6)
Financial debt renegotiation results	(3,085)	-	(3,085)	n/a
Total Debt financial expenses	(20,669)	(32,499)	11,830	(36.4)
Other foreign currency exchange gains	2,832	11,394	(8,562)	(75.1)
Gains (losses) on operations with notes and bonds	3,145	(3,066)	6,211	n/a
RECPAM	4,233	6,507	(2,274)	(34.9)
Other	(2,775)	(1,954)	(821)	42.0
Total other financial results, net	7,435	12,881	(5,446)	(42.3)
Total financial results, net	(13,234)	(19,618)	6,384	(32.5)

Financial results, net resulted in a loss of $13,234 in 9M20 (vs. a loss of $19,618 in 9M19). The amount recorded in Financial results, net in 9M20 mainly includes losses on (i) interest on financial debt measured in real terms of $10,463 (vs. $9,072 in 9M19), (ii) financial debt renegotiation results of $3,085, as a consequence of the partial refinancing of our financial debt (see Note 11 to our unaudited consolidated financial statements) and (iii) foreign exchange differences losses measured in real terms of $4,289 as a result of a 27.2% devaluation of the Argentine peso against the US dollar vs. a 22.3% inflation (vs. a loss of $12,033 in 9M19 as a result of the devaluation of the Argentine peso against the US dollar of 52.8 vs. an inflation of 37.7%), partially offset by a gain on operations with notes and bonds of $3,145 (vs. a loss of $3,066 in 9M19) and the effect generated by the restatement in terms of the current currency, which amounted to a gain of $4,233 (vs. $6,507 in 9M19).

•	Income tax expense

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $7,780 in 9M20 vs. $17,122 in 9M19. Current tax expenses amounted to $147 in 9M20 (-$45 vs. 9M19). On the other hand, Telecom recorded a deferred tax loss of $7,633 in 9M20 (-$9,297 vs. 9M19), which includes an income tax inflation adjustment effect of $10,634 in 9M20 (vs. $11,639 in 9M19), according to the provisions of Law No. 27,430, as amended by Law No. 27,468.

•	Net loss

Telecom Argentina recorded a net loss of $1,249 in 9M20 vs. a net loss of $17,347 in 9M19. The variation was mainly due to lower losses in financial results of $6,384 as a result of the macroeconomic context, which showed a higher devaluation in real terms and a decrease in income tax expenses of $9,342. Net loss represents 0.6% of consolidated revenues in 9M20 (vs. 8.0% in 9M19).

Net loss attributable to controlling shareholders amounted to $1,645 in 9M20 vs. $17,680 in 9M19.

•	Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and NDF less Financial debts) is debt and amounted to $132,450 and $152,647 as of September 30, 2020 and as of December 31, 2019, respectively.

•	Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition in 9M20 and 9M19 is as follows:

			Variation
	9M20	9M19	$	%
PP&E	33,541	53,718	(20,177)	(37.6)
Intangibles assets	1,439	1,518	(79)	(5.2)
Total CAPEX	34,980	55,236	(20,256)	(36.7)
Rights of use assets	5,719	4,794	925	19.3
Total	40,699	60,030	(19,331)	(32.2)

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

VI

Additionally, Telecom has deployed the unification of the logical network and has defined the new structure for the physical transport network. It also continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the demand of services of both fixed telephony and mobile services customers. Likewise, significant investments have also been made in the pricing, billing and customer relationship systems.

3.	Telecom Group’s activities for the three-month periods ended September 30, 2020 (“3Q20”) and 2019 (“3Q19”)

			Variation
	3Q20	3Q19	$	%
Revenues	67,022	72,555	(5,533)	(7.6)
Operating costs without depreciation, amortization and impairment of fixed assets	(44,082)	(48,779)	4,697	(9.6)
Depreciation, amortization and impairment of fixed assets	(19,147)	(18,487)	(660)	3.6
Operating income	3,793	5,289	(1,496)	(28.3)
Earnings from associates	139	(533)	672	n/a
Financial results, net	(3,056)	(27,035)	23,979	(88.7)
Income (loss) before income tax expense	876	(22,279)	23,155	n/a
Income tax expense	(4,236)	(5,409)	1,173	(21.7)
Net loss	(3,360)	(27,688)	24,328	n/a

Attributable to:
Controlling Company	(3,523)	(27,823)	24,300	(87.3)
Non-controlling interest	163	135	28	20.7
	(3,360)	(27,688)	24,328	n/a

Basic and diluted loss per share attributable to the Controlling Company (in Argentine pesos)	(1.64)	(12.92)

Revenues in 3Q20 amounted to $67,022, operating costs -including depreciation, amortization and impairment of fixed assets- amounted to $63,229, operating income amounted to $3,793 –equivalent to 5.7% of consolidated revenue in 3Q20 vs. 7.3% in 3Q19- and net loss amounted to $3,360 (-5.0% of consolidated revenues). Net loss attributable to the Controlling Company amounted to $3,523.

Services revenues amounted to $62,844 in 3Q20 -equivalent to 93.8% of consolidated revenues-, and equipment revenues amounted to $4,178 in 3Q20 -equivalent to 6.2% of consolidated revenues-.

Mobile services revenues amounted to $26,489 in 3Q20 -equivalent to 42.2% of consolidated services revenues- which were mainly generated by Personal’s customers in Argentina and, to a lesser extent, by Personal’s customers in Paraguay.

Internet services revenues amounted to $13,488 in 3Q20 -equivalent to 21.5% of consolidated services revenues-.

Additionally, cable television services revenues amounted to $12,380 –equivalent to 19.7% of consolidated service revenues and they are mainly composed of services revenues provided in Argentina and Uruguay. Fixed and data services revenues amounted to $10,324 in 3Q20 –equivalent to 16.4% of consolidated service revenues-.

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $44,082 in 3Q20, being the main components, employee benefit expenses and severance payments (amounted to $12,380); fees for services, maintenance, materials and supplies (amounted to $7,057); taxes and fees with the Regulatory Authority (amounted to $5,088); programming and content costs (amounted to $3,966); and commissions and advertising (amounted to $3,953). It is worth mentioning that lower operating costs were registered related to the lower activity as a result of the mandatory isolation.

Depreciation, amortization and impairment of fixed assets amounted to $19,147 in 3Q20 -equivalent to 29.0% of consolidated revenues-.

Operating income amounted to $3,793 in 3Q20, resulting in a margin over consolidated revenues of 5.7% (vs. 7.3% in 3Q19).

Financial results, net amounted to a loss of $3,056 in 3Q20, mainly due to net foreign exchange differences losses, measured in real terms, amounting to $162, interests on debts amounting to $2,968 and financial debt renegotiation results amounting to $3,085, partially offset by a gain on operations with notes and bonds of $2,867 and a gain on restatement in terms of current currency amounting to $1,442.

Telecom Argentina obtained a net loss amounting to $3,360 in 3Q20, which represents -5.0% of consolidated revenues. Net loss attributable to the controlling shareholders amounted to $3,523 in 3Q20.

VII

4.	Summary of comparative consolidated statements of financial position

	September 30,
	2020	2019	2018
Current assets	64,433	88,037	80,457
Non-current assets	628,419	643,037	624,398
Total assets	692,852	731,074	704,855
Current liabilities	93,845	103,657	179,252
Non-current liabilities	222,642	236,478	118,382
Total liabilities	316,487	340,135	297,634
Equity attributable to the Controlling Company	370,734	385,005	400,722
Equity attributable non-controlling interest	5,631	5,934	6,499
Total Equity	376,365	390,939	407,221
Total liabilities and equity	692,852	731,074	704,855

5.	Summary of comparative consolidated income statements

	9M20	9M19	9M18
Revenues	208,220	218,182	243,045
Operating costs	(188,827)	(198,510)	(204,333)
Operating income	19,393	19,672	38,712
Earnings from associates	372	(279)	286
Financial results, net	(13,234)	(19,618)	(70,387)
Income (loss) before income tax expense	6,531	(225)	(31,389)
Income tax expense (gain)	(7,780)	(17,122)	15,426
Net loss	(1,249)	(17,347)	(15,963)
Other comprehensive (loss) gain, net of tax	(990)	(1,040)	5,827
Total comprehensive income	(2,239)	(18,387)	(10,136)
Attributable to Controlling Company	(2,362)	(18,678)	(11,747)
Attributable to non-controlling interest	123	291	1,611

6.	Summary of comparative consolidated statements of cash flow

	9M20	9M19	9M18
Net cash flows provided by operating activities	71,784	76,216	53,316
Net cash flows used in investing activities	(47,193)	(38,018)	(34,161)
Net cash flows used in financing activities	(36,262)	(1,311)	(17,134)
Net foreign exchange differences and RECPAM on cash and cash equivalents	1,479	1,456	5,778
Total cash and cash equivalents (used) provided during the period	(10,192)	38,343	7,799

7.	Statistical data (in physical units in index-term)

	09.30.20	09.30.19	09.30.18
Cable TV Subscribers (i)	102.2%	100.6%	102.0%
Internet Access (ii)	102.5%	102.0%	101.7%
Fixed telephony services lines (ii)	84.4%	87.7%	95.6%
Personal Mobile telephony services lines (ii)	98.3%	100.0%	97.4%
Núcleo’s customers (ii)	96.0%	95.9%	96.8%

(i)	Base December 2013= 100
(ii)	Base December 2017= 100

8.	Consolidated ratios

	09.30.20	09.30.19	09.30.18
Liquidity (1)	0.69	0.85	0.45
Solvency (2)	1.19	1.15	1.37
Locked-up capital (3)	0.91	0.88	0.89

1)      Current assets/Current liabilities.

2)      Total equity/Total liabilities.

3)      Non-current assets/Total assets.

9.	Outlook

We started 2020 with an unprecedented and challenging scenario for humanity as a whole since the health crisis triggered by COVID-19. Governments all over the world have implemented drastic social isolation measures to safeguard their people. In an attempt to contain the extent of the spread of the virus and protect the population, public and private institutions were closed, free movement of people was limited, borders were closed, and massive shows and sports events were banned, among other.

VIII

In Argentina, through a Decree issued on March 20, the National Government established a series of measures aimed at reducing the movement of the population to minimize the massive impact of the pandemic on the health system. To this end, the National Government ordered the Mandatory and Preventive Social Isolation and the suspension of non-essential commercial activities, allowing the movement of only those people involved in the provision/production of essential services and products. The mentioned isolation, depending on the evolution of the epidemiological situation in different country regions, has had modifications and showed progress and setbacks in the levels of restriction on the movement of people and allowed economic activities.

Argentine already had difficulties by the end of 2019 and, with the impact of the pandemic, they have deepened after several months of isolation. Macroeconomic variables continued falling down, within economic slowdown and recession of several sectors of the national economy.

For most of the companies in Argentina, the current context is causing a further deterioration of the economic variables.

During the third quarter of the year an acceleration of the monthly devaluation rate over the inflation rate was emphasized. Telecom's economic and financial results, like those of other companies operating in the country, are not unrelated to the impact of these currency fluctuations, especially considering that we need to continue investing in dollarized supplies for the deployment of our infrastructure and systems to maintain and expand the capacity of our networks and platforms, being our revenues source mainly in Argentine pesos, since we operate in the local market.

According to this, the economic situation has forced us to strongly focus management on operating efficiencies in order to maintain growth levels in line with the investments committed.

In addition to the complex Argentine macroeconomic context, a future of greater uncertainty for ICT companies is driven by the publication of Decree No. 690/2020 through which the PEN determined that ICT services are considered Public Service in Competition.

Telecom, as well as the entire ICT industry, considers this change of rules in the regulatory framework of the sector harmful, since that, in addition to qualifying the industry unnecessarily as a public service, it introduces, among other definitions, price control, transforming competition prices into prices regulated by the State, which could affect the sustainability of operations.

Although the regulatory authority is still working on the regulation of the aforementioned decree, we understand that this measure could have a negative impact on all actors in the ICT sector -which are capital intensive companies that require permanent investments to maintain the quality of the service- , investors, the hundreds of thousands of employees nationwide, customers and the entire value chain, also affecting all other industries and sectors that depend on connectivity to develop their activities. Therefore, it could impact the entire digital ecosystem, an essential sector for the recovery of Argentina. We consider a key factor to deepen the cooperation path between the private and the public sector and civil society organizations, to continue expanding the possibilities of digitization for all of society.

Despite the context, in Telecom we continue to bet on the evolution of the business with a long-term perspective that will allow us to continue promoting the digital life of argentines.

With the vision of developing an ecosystem of platforms leveraged on connectivity, we have been undergoing a comprehensive digital transformation, which had a great boost during the pandemic. In these months, we have achieved major milestones in the renewal of our core platforms, focused on the omnichannel experience of our clients and on the transformation of the back office of all areas, which allowed us to quickly and timely put into operation digital tools, according to the needs of our customers in the context of isolation.

In the same way, we managed to ensure the Company's operations continuity, thanks to the relocated work and effort of our 23 thousand employees, to minimize the possible negative effects in the results of operations, as a result of this scenario, while maintaining the service level and satisfaction of our more than 29 million customers.

Finally, Telecom obtained, once again, the support of the international market and in early August issued new Notes for a nominal value of US$388.9 million, maturing in August 2025. The subscription of these notes was made through the exchange of 77.74% of outstanding Class “A” Notes maturing in 2021 and in cash, which was used to refinance financial debt. Likewise, during September 2020 Telecom refinanced several loans with different institutions, modifying the amortizations schedule of all the capital maturities of the last quarter of 2020 and 2021, differing the 85% of such maturities to a 2-5 years’ term.

Now more than ever, we continue fulfilling our commitment: ensure the continuity and quality of all our services to continue accompanying our customers with the challenge of staying at home, taking care of our people and continue transforming our processes and systems to become more agile, efficient and digital.

Carlos Moltini
President

IX

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q19	153.25	107.05	4.4
4Q19	170.80	131.00	2.8
1Q20	215.35	141.20	2.4
2Q20	259.35	151.95	6.7
3Q20	235.00	166.15	5.7

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
3Q19	18.03	8.94	20.5
4Q19	11.71	8.64	15.1
1Q20	12.22	7.79	11.4
2Q20	11.44	6.64	14.1
3Q20	10.26	6.47	12.4

* Calculated at 1 ADS = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Argentina
Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	November 12, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations